SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 21, 2023

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, April 18, 2023 regarding “First quarter report 2023”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: April 21, 2023

First quarter report 2023

Stockholm, April 18, 2023

First quarter highlights – Executing in a challenging market

•

Group organic sales[1] were unchanged YoY. As expected, segment Networks organic sales[1] declined by -2%, driven by lower operator capex and inventory optimization among multiple customers. The decline was offset by growth in other business segments. Reported sales increased to SEK 62.6 (55.1) b.

•	Gross income excluding restructuring charges increased to SEK 24.9 (23.3) b. mainly driven by Enterprise as well as Cloud Software and Services. Reported gross income was SEK 24.2 (23.3) b.

•	Gross margin excluding restructuring charges was 39.8% (42.3%) primarily impacted by changed business mix in Networks. Reported gross margin was 38.6% (42.3%).

•	EBITA excluding restructuring charges amounted to SEK 4.8 (5.0) b. EBITA was SEK 3.8 (4.9) b.

•	Net income was SEK 1.6 (2.9) b. EPS diluted was SEK 0.45 (0.88).

•	Free cash flow before M&A was SEK -8.0 (-1.7) b. Cash flow was impacted by an increase in working capital. Net cash on March 31, 2023, was SEK 13.6 b. compared with SEK 23.3 b. on December 31, 2022.

SEK b.	Q1 2023	Q1 2022	YoY change	Q4 2022	QoQ change
Net sales	62.6	55.1	14%	86.0	-27%
Sales growth adj. for comparable units and currency ²	—	—	0%	—	—
Gross margin ²	38.6%	42.3%	—	41.4%	—
EBIT	3.0	4.7	-36%	7.9	-61%
EBIT margin ²	4.9%	8.6%	—	9.1%	—
EBITA ²	3.8	4.9	-22%	9.0	-57%
EBITA margin ²	6.2%	9.0%	—	10.5%	—
Net income	1.6	2.9	-46%	6.2	-75%
EPS diluted, SEK	0.45	0.88	-49%	1.82	-75%
Measures excl. restructuring charges²
Gross margin excluding restructuring charges	39.8%	42.3%	—	41.5%	—
EBIT excluding restructuring charges	4.0	4.8	-16%	8.1	-50%
EBIT margin excluding restructuring charges	6.4%	8.7%	—	9.4%	—
EBITA excluding restructuring charges	4.8	5.0	-3%	9.3	-48%
EBITA margin excluding restructuring charges	7.7%	9.1%	—	10.8%	—
Free cash flow before M &A	-8.0	-1.7	—	16.9	—
Net cash, end of period	13.6	65.2	-79%	23.3	-42%

[1]	Sales adjusted for comparable units and currency
[2]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

1 Ericsson | First quarter report 2023

CEO comments

We are on a journey to shape the future industry landscape and extend our addressable market by leveraging our 5G capabilities. We continue to execute on our strategy to strengthen our leadership in Mobile Networks, grow our enterprise business, and drive continued cultural transformation.

Q1 in line with expectations

Group organic sales1 were flat, as the expected decline in Networks was offset by growth in other business segments, including a 19% organic growth1 in Enterprise. EBITA excluding restructuring charges was SEK 4.8 (5.0) b.

Organic sales1 in Networks decreased by -2% YoY. As expected, customers in early 5G markets have slowed the deployment pace somewhat. Our effect on sales is bigger as some customers have also lowered the elevated inventory levels built up in a tight supply environment. We expect this inventory adjustment to be mostly completed during Q2 but may spill into Q3. Significant growth from large roll-out projects did not fully offset the sales impact from early 5G markets. As expected, the increased share of large roll-out projects pressured the gross margin in Networks, however it positions us well for future growth. In Cloud Software and Services, we continued to execute on our turnaround strategy and reduced our loss slightly more than plan. With this progress, we are on track to reaching the important milestone of break-even in 2023.

Following the strong cash flow in Q4, the first quarter cash flow was negative. Compared to last year working capital grew related to the changed business mix with the two components: increased customer financing for large roll-out projects in new 5G markets and reduced trade payables. As usual, Q1 cash flow was seasonally impacted by pay-out of accrued employee-related expenses.

Cost saving initiatives accelerated and increased

Cost efficiency is crucial for our long-term competitiveness. We have accelerated our cost-out execution and have identified additional savings opportunities of SEK 2 b. and now plan to reduce cost run rate by SEK 11 b. by year-end. Our early estimate, given the increased scope and more costly programs in Europe, indicates that restructuring charges may amount to around SEK 7 b. for the full year, of which more than half is likely to be booked in Q2. For 2024, we expect restructuring charges to normalize to about 0.5% of sales.

Progress in responsible business and integrity

As announced in the quarter, we reached a resolution with the Department of Justice (DOJ) regarding the breaches of the 2019 Deferred Prosecution Agreement (DPA). We reiterate, that these breaches were contractual and non-criminal in nature, and that the DOJ has not identified any new criminal conduct after 2016. The DOJ noted Ericsson’s significant progress in building a compliance program that is fit for purpose and works in practice, validating the positive changes. The resolution is an important step and enables us to focus on strategic execution and cultural change. We continue our efforts to simplify the company, increase accountability and strengthen risk management. We are fully dedicated to embedding integrity into everything we do, and we believe this is a competitive advantage.

Driving execution of our strategy

Leadership in Mobile Networks based on technology leadership is a top priority. In Networks we introduced many new market leading products at Mobile World Congress (MWC). Cloud Software and Services is focused on executing the turnaround plan.

We are capitalizing on our leadership position in Mobile Networks and are building momentum towards our vision of a network API platform. Last year we tested Ericsson Dynamic End-user Boost with SmarTone in Hong Kong. At MWC, we showcased the world’s first multi-operator quality-of-service network API on commercial networks, in cooperation with Telefonica, Orange and Vodafone. This demonstrated how advanced mobile network functionality can be exposed to, and easily consumed by, the global developer community. We are working with front-runner customers to establish the market for network APIs, and we see great interest from early adopters. We anticipate the first revenues late this year, positioning us for revenue ramp-up in 2024 and 2025 as our transformation into a platform company accelerates. It will take some time to build this new network API market, but we believe it can develop faster and grow bigger than the market for traditional communication APIs.

With the acquisition of Ericom with its advanced cloud-based security and zero-trust technology, we will accelerate our security offering in Enterprise Wireless Solutions. We now have the capabilities to build a full-stack security service optimized for 5G. A cornerstone in our Enterprise Wireless Solutions is to build a dedicated go-to-market organization which in the short term requires investments. These investments, in combination with the subscription model with deferred revenue, impact reported profitability in the short term. Longer term the business area has an attractive profitability profile.

We continue to finetune our portfolio to optimize profitability across our business. By end of Q1, we closed the divestiture of our IoT platform business, which reduces quarterly losses by about SEK 250 m. going forward. This was an important step in improving financial performance in our Enterprise business.

Managing choppy 2023

We continue to see a choppy environment during 2023 with poor visibility. In Q2, we expect operators to remain cautious with capex investments and continue to adjust inventories. We expect this dynamic to largely be offset by growth from large roll-out projects which, as noted earlier, will be dilutive to gross margin in the short term. In the Enterprise segment, we remain confident of the long-term growth trajectory, and we expect the slower growth we saw in Q1, caused by the slower global economy, to continue in Q2. For Q2, we expect Group EBITA2 margin to reach mid-single-digit level. We expect a gradual recovery in the second half of 2023, primarily as we expect the inventory adjustments to be completed and our cost reduction activities to start flowing through the P&L. Long-term, previous experience tells us that when operators are seeing underlying traffic growth, this leads to investments in networks in order to avoid deteriorating quality.

Our strategy is paying off and we are excited about our position to capitalize on the full value of 5G. We are driving our transformation to a platform company with a focus on creating a stronger and more profitable Ericsson with a larger addressable market. With the expected recovery by 2024 of the Mobile Networks market, the turnaround of Cloud Software and Services, portfolio adjustments, enhanced R&D productivity, increased IPR revenues and cost reductions, we are on track to reaching the lower end of the long-term EBITA2 target range of 15-18% by 2024.

Börje Ekholm

President and CEO

[1]	Sales adjusted for comparable units and currency
[2]	Excluding restructuring charges

2 Ericsson | First quarter report 2023	CEO comments

Financial highlights

Net sales Segments

SEK b.	Q1 2023	Q1 2022	YoY change	YoY adj.¹	Q4 2022	QoQ change
Networks	42.5	40.7	4%	-2%	58.6	-28%
Cloud Software and Services	13.4	12.1	11%	5%	20.2	-34%
Enterprise	6.0	1.6	275%	19%	6.3	-5%
Other	0.7	0.7	4%	0%	0.8	-17%

Total	62.6	55.1	14%	0%	86.0	-27%

[1]	Sales growth adjusted for comparable units and currency. Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Net sales Market Areas

SEK b.	Q1 2023	Q1 2022	YoY change	YoY adj.¹	Q4 2022	QoQ change
South East Asia, Oceania and India	13.9	5.8	138%	132%	11.2	24%
North East Asia	4.4	5.4	-20%	-19%	8.4	-48%
North America	16.9	20.7	-18%	-26%	25.3	-33%
Europe and Latin America	14.2	15.3	-7%	-12%	20.9	-32%
Middle East and Africa	4.2	4.3	-3%	-8%	7.4	-43%
Other²	8.9	3.5	157%	28%	12.8	-30%

Total	62.6	55.1	14%	0%	86.0	-27%

[1]	Sales growth adjusted for comparable units and currency.
[2]	Market area “Other” includes primarily IPR licensing revenues and a major part of segment Enterprise.

Sales breakdown by market area by segment is available at the end of this report.

Segments

Group sales increased by 14% to SEK 62.6 (55.1) b. Sales adjusted for comparable units and currency were unchanged.

Networks sales adjusted for comparable units and currency declined by -2% YoY. Networks sales grew in market area South East Asia, Oceania and India while it declined in the other four market areas. Networks accounted for 68% (74%) of total sales.

Cloud Software and Services sales adjusted for comparable units and currency increased by 5% YoY, with sales growth in three of the five market areas. Cloud Software and Services share of total sales was 21% (22%).

Enterprise sales adjusted for comparable units and currency increased by 19% YoY driven by Enterprise Wireless Solutions. Enterprise share of total sales was 10% (3%). Global Communications Platform (Vonage) sales were SEK 3.9 b. in the quarter.

IPR licensing revenues increased to SEK 2.5 (1.4) b. No significant contracts were signed during Q1.

Market Areas

Sales adjusted for comparable units and currency increased in market area South East Asia, Oceania and India while sales declined in the other four market areas.

In market area South East Asia, Oceania and India, sales adjusted for comparable units and currency increased by 132% YoY primarily driven by 5G market share gains in India as well as timing of project milestones in the Philippines and Malaysia. Reported sales increased by 138% YoY.

In market area North America, sales adjusted for comparable units and currency declined by -26% YoY as a result of reduction of customers’ inventory levels and lower capex spend following high investment levels in 2021 and 2022. Reported sales decreased by -18% YoY.

In market area Europe and Latin America, sales adjusted for comparable units and currency decreased by -12% YoY. Sales in Europe declined by -16% following high investment levels in 2022, while sales in Latin America increased by 6% mainly driven by 5G deployments. Reported sales declined by -7% YoY.

In market area North East Asia, sales adjusted for comparable units and currency declined by -19% YoY as investments declined in several markets after elevated 5G investment levels in 2022. Reported sales declined by -20% YoY.

Market area Other primarily includes IPR licensing revenues and almost all sales from segment Enterprise. Sales adjusted for comparable units and currency increased by 28% driven mainly by IPR licensing revenues and Enterprise Wireless Solutions.

3 Ericsson | First quarter report 2023	Financial highlights

Income and margin development

SEK b.	Q1 2023	Q1 2022	YoY change	Q4 2022	QoQ change
Net sales	62.6	55.1	14%	86.0	-27%
Gross income	24.2	23.3	4%	35.6	-32%
Gross margin	38.6%	42.3%	—	41.4%	—
Research and development(R&D) expenses	-12.0	-10.7	—	-13.2	—
Selling and administrative expenses	-9.1	-6.6	—	-11.8	—
Impairment losses on trade receivables	0.0	-0.2	—	0.1	-149%
Other operating income and expenses	0.0	-1.1	—	-2.8	—
Share in earnings of JV´s and associated companies	0.0	0.0	—	0.0	—
EBIT	3.0	4.7	-36%	7.9	-61%
of which Networks	6.0	7.6	-21%	12.5	-52%
of which Cloud Software & Services	-0.9	-0.8	—	0.7	—
of which Enterprise	-1.7	-0.5	—	-1.9	—
of which Other	-0.3	-1.5	—	-3.4	—
EBIT margin ¹	4.9%	8.6%	—	9.1%	—
EBITA ¹	3.8	4.9	-22%	9.0	-57%
EBITA margin ¹	6.2%	9.0%	—	10.5%
Financial income and expenses, net	-0.9	-0.6	—	-0.5	—
Income tax	-0.6	-1.2	—	-1.2	—
Net income	1.6	2.9	-46%	6.2	-75%
Restructuring charges	-1.0	0.0	—	-0.2	—
Measures excl. restr. charges and other items affecting comparability ¹
Gross margin excluding restructuring charges	39.8%	42.3%	—	41.5%	—
EBIT excluding restructuring charges	4.0	4.8	-16%	8.1	-50%
EBIT margin excluding restructuring charges	6.4%	8.7%	—	9.4%	—
EBITA excluding restructuring charges	4.8	5.0	-3%	9.3	-48%
EBITA margin excluding restructuring charges	7.7%	9.1%	—	10.8%	—

[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Gross income

Gross income increased to SEK 24.2 (23.3) b. Gross income excluding restructuring charges increased to SEK 24.9 (23.3) b. driven primarily by Enterprise as well as Cloud Software and Services. Gross margin excluding restructuring charges was 39.8% (42.3%).

Networks gross income and gross margin, excluding restructuring charges, decreased mainly due to the changed business mix, partly mitigated by higher IPR revenues and a higher software share in the sales mix. Cloud Software and Services gross income and gross margin, excluding restructuring charges, increased and were supported by higher IPR revenues and a higher software share in the sales mix. Enterprise gross income excluding restructuring charges increased while gross margin excluding restructuring charges decreased as a result of changed business mix after the Vonage consolidation.

Research and development (R&D) expenses

R&D expenses amounted to SEK -12.0 (-10.7) b. including a negative currency effect of SEK -0.3 b. R&D expenses increased primarily in segment Enterprise through the acquisition of Vonage and increased investments to expand the Enterprise Wireless Solutions portfolio.

Selling and administrative (SG&A) expenses

SG&A expenses were SEK -9.1 (-6.6) b. including a negative currency effect of SEK -0.3 b. The increase is related to Enterprise where the acquisition of Vonage had an impact of SEK -2.1 b. (of which amortization of intangible assets amounted to SEK -0.7 b.). Furthermore, SG&A expenses increased due to continued investments in the go-to-market organization in Enterprise Wireless Solutions.

Other operating income and expenses

Other operating income and expenses was SEK 0.0 (-1.1) b.

Q1 2022 was negatively impacted by a provision of SEK -0.9 b. due to suspension of business in Russia as well as a negative revaluation of SEK -0.3 b. related to Ericsson Ventures investments.

Restructuring charges

Restructuring charges amounted to SEK -1.0 (0.0) b. as a result of the ongoing cost-reduction activities.

EBITA

EBITA decreased to SEK 3.8 (4.9) b. corresponding to an EBITA margin of 6.2% (9.0%). EBITA excluding restructuring charges declined by SEK -0.2 b. YoY to SEK 4.8 b. The increase in gross income was offset by increased investments in R&D and higher SG&A expenses in segment Enterprise, where the consolidation of Vonage constitutes the main part. EBITA margin excluding restructuring charges was 7.7% (9.1%).

EBITA margin excluding restructuring charges rolling four quarters was 10.5%.

EBIT

EBIT decreased to SEK 3.0 (4.7) b. with an EBIT margin of 4.9% (8.6%). EBIT excluding restructuring charges decreased by SEK -0.8 b. to SEK 4.0 b. The result included an increase in amortization of intangible assets by SEK -0.6 b. YoY mainly related to the acquisition of Vonage in 2022. EBIT margin excluding restructuring charges was 6.4% (8.7%).

4 Ericsson | First quarter report 2023	Financial highlights

Financial income and expenses, net

Financial income and expenses declined to SEK -0.9 (-0.6) b. mainly due to foreign exchange revaluation effects. There was a limited currency hedge effect of SEK 0.0 (-0.2) b. YoY. The USD was stable against the SEK between December 31, 2022 (SEK/USD 10.38) and March 31, 2023 (SEK/USD 10.37).

Income tax

Taxes were SEK -0.6 (-1.2) b. Effective tax rate in Q1 was 26%. Effective tax rate in Q1 2022 was 29%.

Net income

Net income declined to SEK 1.6 (2.9) b. The decrease in EBIT was partly offset by lower income tax. EPS diluted decreased to

SEK 0.45 (0.88).

Employees

The number of employees on March 31, 2023, was 104,931 compared with 105,529 on December 31, 2022.

5 Ericsson | First quarter report 2023	Financial highlights

Segment results

Mobile Networks –

Segment Networks

	Q1	Q1	YoY	Q4
SEK b.	2023	2022	change	2022
Net sales	42.5	40.7	4%	58.6
Of which IPR licensing revenues	2.0	1.1	79%	4.9
Sales growth adj. for comparable units and FX	—	—	-2%	—
Gross income	16.9	18.2	-7%	26.1
Gross margin	39.7%	44.7%	—	44.4%
EBIT	6.0	7.6	-21%	12.5
EBIT margin	14.2%	18.7%	—	21.2%
EBITA	6.0	7.6	-21%	12.6
EBITA margin	14.2%	18.7%	—	21.4%
Restructuring charges	-0.4	0.0	—	-0.1
Measures excl. restructuring charges
Gross margin excl. restructuring charges	40.6%	44.8%	—	44.6%
EBIT excl. restructuring charges	6.4	7.6	-16%	12.5
EBIT margin excl. restructuring charges	15.1%	18.7%	—	21.4%
EBITA excluding restructuring charges	6.4	7.6	-16%	12.6
EBITA margin excl. restructuring charges	15.2%	18.8%	—	21.5%

Breakdown of sales into products, services and IPR licensing is available in note 3.

•	Strong development in India, offset by lower sales in other markets.
•	Leading market position through an attractive and competitive product portfolio.
•	Around 50% of the world’s mobile 5G traffic, outside Mainland China, is carried over Ericsson’s radio networks.

Net sales

Sales adjusted for comparable units and currency decreased by -2% YoY, primarily driven by a -30% sales drop in North America with operators adjusting their inventories as well as reducing their capex spend. Sales in market area South East Asia, Oceania and India increased by 184%, primarily as a result of market share gains in India as well as timing of project milestones in the Philippines and Malaysia. Reported sales increased by 4%.

Uncertainty regarding 2023 remains, with lower investment activities in several markets and some customers guiding for lower capex in light of macroeconomic headwinds. Sales in Q2 are expected to be in line with Q1. Increased rollout pace in large scale projects, such as in India, is being offset by more cautious investment levels in other markets.

Gross income

Gross income decreased by SEK -1.3 b. to SEK 16.9 b. with a gross margin of 39.7% (44.7%). Gross income excluding restructuring charges decreased to SEK 17.2 (18.2) b. Gross margin excluding restructuring charges decreased to 40.6% (44.8%) impacted by a business mix shift, with a slowdown in 5G front-runner markets and large deployments, with an initial dilutive effect, in other geographies. However, these market share gains are contributing to gross income and building a more diversified revenue base. The increase in IPR licensing revenues and a higher share of software in the sales mix had a positive impact on the margin YoY.

The supply chain performance continues to support business demand. Work continues to address increasing geopolitical requirements and changes in demand. These actions are negatively impacting gross margin. The business mix shift, resulting from market share gains, will continue during the first half of 2023 and the impact of the business mix is anticipated to be more pronounced in Q2. Combined, the above factors are expected to result in a Networks gross margin excluding restructuring charges in the range of 37-39% in Q2.

EBIT and EBITA

EBIT and EBITA declined to SEK 6.0 (7.6) b. YoY with an EBIT and EBITA margin of 14.2% (18.7%). EBIT and EBITA excluding restructuring charges amounted to SEK 6.4 (7.6) b. due to lower gross income and higher operating expenses, primarily as a result of a negative currency impact. The EBIT margin excluding restructuring charges declined to 15.1% (18.7%). EBITA margin excluding restructuring charges was 15.2% (18.8%).

Net sales rolling four quarters were SEK 195.2 b. and the EBITA margin excluding restructuring charges rolling four quarters was 19.3%.

Mobile Networks –

Segment Cloud Software and Services

	Q1	Q1	YoY	Q4
SEK b.	2023	2022	change	2022
Net sales	13.4	12.1	11%	20.2
Of which IPR licensing revenues	0.4	0.3	79%	1.1
Sales growth adj. for comparable units and FX	—	—	5%	—
Gross income	4.5	4.2	6%	6.7
Gross margin	33.4%	35.0%	—	33.0%
EBIT (loss)	-0.9	-0.8	—	0.7
EBIT margin	-7.0%	-6.9%	—	3.3%
EBITA (loss)	-0.9	-0.8	—	0.7
EBITA margin	-6.9%	-6.5%	—	3.4%
Restructuring charges	-0.5	0.0	—	0.0
Measures excl. restructuring charges
Gross margin excl. restructuring charges	36.1%	35.0%	—	33.0%
EBIT (loss) excl. restructuring charges	-0.4	-0.8	—	0.7
EBIT margin excl. restructuring charges	-3.3%	-6.7%	—	3.4%
EBITA (loss) excluding restructuring charges	-0.4	-0.8	—	0.7
EBITA margin excl. restructuring charges	-3.2%	-6.3%	—	3.5%

Breakdown of sales into products, services and IPR licensing is available in note 3.

•	Sales increased by 5% adjusted for comparable units and currency.
•	EBITA (loss) excl. restructuring charges improved YoY to SEK -0.4 (-0.8) b.
•	Target to reach break-even for full-year 2023.

Net sales

Sales adjusted for comparable units and currency increased by 5% YoY with growth in market areas North America, South East Asia, Oceania and India as well as North East Asia. Reported sales increased by 11% YoY.

It is expected that the positive seasonality between Q1 and Q2 will be somewhat less than normal in Q2 due to macroeconomic uncertainty impacting customers’ investment levels.

Gross income

Gross income increased by SEK 0.2 b. to SEK 4.5 b with a gross margin of 33.4% (35.0%). Gross income excluding restructuring charges was SEK 4.8 (4.2) b. while gross margin increased to 36.1% (35.0%). Gross margin was supported by increased IPR licensing revenues and a higher share of software in the sales mix.

EBIT (loss) and EBITA (loss)

EBIT and EBITA were SEK -0.9 (-0.8) b. with an EBIT margin of -7.0% (-6.9%) and an EBITA margin of -6.9% (-6.5%). EBIT and EBITA excluding restructuring charges were SEK -0.4 (-0.8) b. with an EBIT margin excluding restructuring charges of -3.3% (-6.7%) and an EBITA margin excluding restructuring charges of -3.2% (-6.3%). The increase in gross income was partly offset by higher operating expenses, primarily driven by a negative currency impact of SEK -0.2 b.

The target for Cloud Software and Services is to reach break-even for full-year 2023. Strategy execution continues, by limiting subscale software development, accelerating automation to reduce deployment and maintenance efforts, and changing focus from market share gains to profitable business. Results will vary between quarters.

Net sales rolling four quarters were SEK 61.8 b. and the EBITA margin excluding restructuring charges rolling four quarters was -1.8%.

6 Ericsson | First quarter report 2023	Segment results

Enterprise –

Segment Enterprise

	Q1	Q1	YoY	Q4
SEK b.	2023	2022	change	2022¹
Net sales	6.0	1.6	275%	6.3
Of which Global Comms Platform (Vonage)	3.9	—	—	4.1
Of which Enterprise Wireless Solutions	0.8	0.5	60%	0.9
Sales growth adj. for comparable units and FX	—	—	19%	—
Gross income	2.8	0.9	222%	2.9
Gross margin	47.4%	55.2%	—	45.7%
EBIT (loss)	-1.7	-0.5	—	-1.9
EBIT margin	-28.6%	-33.2%	—	-30.0%
EBITA (loss)	-0.9	-0.4	—	-0.8
EBITA margin	-15.8%	-25.9%	—	-13.2%
Restructuring charges	-0.1	0.0	—	-0.1
Measures excl. restructuring charges
Gross margin excl. restructuring charges	47.6%	55.2%	—	45.7%
Global Comms Platform (Vonage)	43.5%	—	—	42.9%
Enterprise Wireless Solutions	56.7%	56.9%	—	56.6%
EBIT (loss) excl. restructuring charges²	-1.6	-0.5	—	-1.8
EBIT margin excl. restructuring charges²	-27.1%	-33.1%	—	-29.0%
EBITA (loss) excluding restructuring charges²	-0.9	-0.4	—	-0.8
Of which Global Comms Platform (Vonage)	0.0	—	—	-0.1
Of which Enterprise Wireless Solutions	-0.8	-0.5	—	-0.7
EBITA margin excl.restructuring charges²	-14.3%	-25.8%	—	-12.2%

[1]	Financial information by segment has been restated for the quarters 2022, where the divested IoT business in Q1 2023 has moved from segment Enterprise to segment Other.
[2]	Common costs are included at segment level only (not distributed within the segment).

•	Reported sales growth driven by the Vonage acquisition.
•	Organic sales growth driven by Enterprise Wireless Solutions.
•	Increase in gross income excl. restructuring charges to SEK 2.9 b.
•	Global Communications Platform was EBITA break-even.

Net sales

Reported sales were SEK 6.0 (1.6) b., which is an increase of SEK 4.4 b. YoY, driven primarily by Global Communications Platform (the consolidation of Vonage) which contributed SEK 3.9 b. Sales, adjusted for comparable units and currency increased by 19%, driven by Enterprise Wireless Solutions.

Vonage was not consolidated in Q1 2022, however when comparing the pre- and post-acquisition figures, the Vonage Communications Platform (VCP) sales grew by 14% in USD YoY, whilst the sales growth from the current communications API offering was almost twice this level. Investments continue in line with the strategic imperative to build the Global Network Platform.

Gross income

Gross income was SEK 2.8 (0.9) b. with a gross margin of 47.4% (55.2%). Gross income excluding restructuring charges was SEK 2.9 (0.9) b. driven mainly by the Vonage acquisition and Enterprise Wireless Solutions. Gross margin excluding restructuring charges declined to 47.6% (55.2%) due to the consolidation of Vonage with lower gross margin than the remaining part of the Enterprise segment.

EBITA (loss)

EBITA (loss) was SEK -0.9 (-0.4) b. EBITA (loss) excluding restructuring charges was SEK -0.9 (-0.4) b., where the decline was mainly driven by Enterprise Wireless Solutions, due to increased growth investments. In addition, operating expenses were higher due to the consolidation of all costs for Private Cellular Networks (Dedicated Networks), previously reported in other segments. Technologies and New Businesses reported a positive EBITA. The segment’s operating expenses were impacted by a negative currency effect. EBITA margin excluding restructuring charges was -14.3% (-25.8%).

EBIT (loss)

EBIT (loss) was SEK -1.7 (-0.5) b. EBIT (loss) excluding restructuring charges was SEK -1.6 (-0.5) b. impacted by amortization of intangible assets of SEK -0.8 b., from acquired businesses.

Cradlepoint subscription model drives enhanced cash position and higher margins; however, a large part of the revenue is deferred and is recognized monthly during the 3 years, on average, of the subscription period. This leads to a negative impact on EBITA as a large part of the gross income is deferred while most of the operating expenses and investments are expensed.

7 Ericsson | First quarter report 2023	Segment results

Segment Other

SEK b.	Q1 2023	Q1 2022	YoY change	Q4 2022¹
Net sales	0.7	0.7	4%	0.8
Sales growth adj. for comparable units and FX	—	—	0%	—
Gross income	0.0	0.0	—	0.0
Gross margin	-2.6%	-5.7%	—	-4.3%
EBIT (loss)	-0.3	-1.5	—	-3.4
EBIT margin	-46.3%	-224.6%	—	-407.2%
EBITA (loss)	-0.3	-1.5	—	-3.4
EBITA margin	-46.3%	-224.6%	—	-406.0%
Restructuring charges	0.0	0.0	—	-0.1
Measures excl. restructuring charges
Gross margin excl. restructuring charges	-2.6%	-5.7%	—	-1.0%
EBIT (loss) excl. restructuring charges	-0.3	-1.5	—	-3.3
EBIT margin excl. restructuring charges	-48.2%	-223.8%	—	-396.7%
EBITA (loss) excluding restructuring charges	-0.3	-1.5	—	-3.3
EBITA margin excl. restructuring charges	-48.2%	-223.8%	—	-395.5%

[1]	Financial information by segment has been restated for the quarters 2022, where the divested IoT business in Q1 2023 has moved from segment Enterprise to segment Other.

Net sales

Sales adjusted for comparable units and currency were stable YoY. Reported sales increased by 4% YoY. Sales increase in the media business was offset by a decline in IoT sales.

Gross income

Gross income and gross income excluding restructuring charges were both SEK 0.0 (0.0) b. with a gross margin of -2.6% (-5.7%). The margin increased mainly driven by improvements in the media business.

EBITA (loss)

EBITA (loss) and EBITA (loss) excluding restructuring charges were both SEK -0.3 (-1.5) b. EBITA margin was -46.3% (-224.6%). EBITA margin excluding restructuring charges was -48.2% (-223.8%).

EBITA in Q1 2022 was negatively impacted by SEK -1.2 b. due to a provision related to suspension of business in Russia (SEK -0.9 b) and a revaluation of Ericsson Ventures investments (SEK -0.3 b).

EBIT (loss)

EBIT (loss) and EBIT (loss) excluding restructuring charges were both SEK -0.3 (-1.5) b. EBIT margin was -46.3% (-224.6%). EBIT margin excluding restructuring charges was -48.2% (-223.8%).

8 Ericsson | First quarter report 2023	Segment results

Cash flow and financial position

	Q1	Q1	Q4
Free cash flow bridge, SEK b.	2023	2022	2022
EBIT excl. restructuring charges	4.0	4.8	8.1

Depreciation, amortization and impairment losses	3.1	2.1	3.5
Restructuring charges	-1.0	0.0	-0.2
Changes in working capital 1)	-11.8	-5.5	10.7
Interest paid/received, taxes paid, and other	-0.2	-1.4	-2.2

Cash flow from operating activities	-5.8	0.0	19.9

Capex net and other investing activities	-1.5	-1.1	-2.3
Repayment of lease liabilities	-0.7	-0.6	-0.8
Other investing activities and lease liabilities	0.3	-1.2	-1.5

Free cash flow before M &A	-8.0	-1.7	16.9

M&A	-0.8	0.0	-0.4

Free cash flow after M &A	-8.9	-1.6	16.4

Cash flow from operating activities	-5.8	0.0	19.9
Cash flow from investing activities	2.4	14.4	-11.9
Cash flow from financing activities	-0.8	7.8	-3.9

	Mar 31	Mar 31	Dec 31
SEK b.	2023	2022	2022
Gross cash	47.3	104.2	56.2

-Borrowings, current	11.6	10.4	6.0
-Borrowings, non-current	22.2	28.6	26.9

Net cash	13.6	65.2	23.3

Equity	125.8	109.9	133.3
Total assets	345.7	323.9	349.5
Capital turnover (times)	1.3	1.2	1.4
Return on capital employed (%)	6.1%	10.2%	14.0%

Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

[1]	Defined as Changes in operating net assets.

•	Free cash flow before M&A was SEK -8.0 (-1.7) b. impacted by an increase in working capital.

•	Net cash decreased by SEK -9.7 b. QoQ to SEK 13.6 b.

•	The average maturity of long-term borrowings was 3.6 years.

Cash flow from operating activities

Cash flow from operating activities was SEK -5.8 (0.0) b. Following the strong cash flow in Q4, working capital grew related to the changed business mix with two components: increased customer financing for large roll-out projects in new 5G markets, and reduced trade payables. In addition, Q1 is normally a weak cash flow quarter driven by seasonality effects with lower sales and payout of employee incentives. The negative impact on cash flow was partly offset by lower buildup of inventories and higher IPR payments compared with the same period last year. Taxes paid were SEK -1.3 (-1.3) b.

Free cash flow

Free cash flow before M&A was SEK -8.0 (-1.7) b. in the quarter. Capex net and other investing activities was SEK -1.5 (-1.1) b. M&A activities were SEK -0.8 (0.0) b. mainly related to the divestment of the IoT business and Free cash flow after M&A was SEK -8.9 (-1.6) b. Free cash flow before M&A rolling four quarters was SEK 15.8 b., or 5.7% in relation to sales.

Cash flow from investing activities

Cash flow from investing activities was SEK 2.4 (14.4) b. primarily due to lower divestment of interest-bearing securities.

Cash flow from financing activities

Cash flow from financing activities was SEK -0.8 (7.8) b. In Q1 2022, Ericsson issued a EUR 750 m. (SEK 7.8 b.) bond.

Financial position

Sequentially, Gross cash decreased by SEK -8.9 b. to SEK 47.3 b. and Net cash decreased by SEK -9.7 b. to SEK 13.6 b. The sequential change was a result of the negative Free cash flow after M&A in the quarter.

The USD 0.2 b. (SEK 2.2 b.) fine related to the resolution with the U.S. Department of Justice (DOJ) regarding non-criminal breaches of its 2019 Deferred Prosecution Agreement (DPA) was paid in the beginning of April 2023 and will impact Q2.

The average maturity of long-term borrowings was 3.6 years as of March 31, 2023, unchanged from 12 months earlier.

Liabilities for post-employment benefits decreased to SEK 26.8 b. from SEK 27.4 b. due to changes in the financial assumptions and better returns on plan assets in the quarter. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on Swedish government bond yields. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 10.5 b. (SEK 16.3 b. lower than current DBO).

Return on capital employed (ROCE) was 6.1% (10.2%) as a result of lower EBIT and higher capital employed.

9 Ericsson | First quarter report 2023	Cash flow and financial position

Key data points

Market

The global RAN equipment market is estimated to grow by 0% (-1%) in 2023. North America is expected to decline by -7% (-7%), Europe by 0% (0%) and Mainland China by -4% (-4%). Source: Dell’Oro Mobile RAN Quarterly Report Q422, Feb 2023. Numbers in parenthesis are from Dell’Oro Mobile RAN 5-year forecast, Jan 2023.

Ericsson

Net sales

Reported average seasonality last 3 years (2020–2022), %

	Q4gQ1	Q1gQ2	Q2gQ3	Q3gQ4
Networks	-23%	+12%	+4%	+22%
Cloud Software and Services	-35%	+12%	+2%	+35%

Net sales may show large variations between quarters, including currency changes.

Operating expenses excluding Vonage and restructuring charges

Reported average seasonality last 3 years (2020–2022), SEK b.

Positive numbers = decrease in operating expenses.

Negative numbers = increase in operating expenses.

	Q4gQ1	Q1gQ2	Q2gQ3	Q3gQ4
Ericsson Group	+3.3	-1.5	+0.7	-2.4

Operating expenses may show large variations between quarters, including currency changes.

EBITA

For Q2, we expect Group EBITA margin excluding restructuring charges to reach mid-single-digit level.

Currency exposure

Rule of thumb: A change by 10% of SEK to USD would have an impact of approximately +/-5% on net sales.

Amortization of intangible assets

Amortization of intangible assets is expected to continue to be around SEK -0.9 b. per quarter of which approximately SEK -0.8 b. related to segment Enterprise.

Restructuring charges

Restructuring charges may amount to around SEK 7 b. for the full year, of which more than half is likely to be booked in Q2. For 2024, restructuring charges are expected to normalize at about 0.5% of sales.

Segments

Networks

Sales in Q2 is expected to be in line with Q1 2023.

Networks gross margin excluding restructuring charges in Q2 is expected to be in the range of 37-39%.

Cloud Software and Services

Positive seasonality between Q1 and Q2 is expected to be somewhat less than normal in Q2 2023.

Enterprise

The slower sales growth rate in Q1 is expected to continue in Q2. Amortization of intangible assets is expected to be approximately SEK -0.8 b. per quarter.

10 Ericsson | First quarter report 2023	Key data points

Parent Company

Income after financial items January–March 2023, was SEK 0.3 (1.0) b.

At the end of the quarter, gross cash (cash, cash equivalents plus interest-bearing securities, current and non-current) amounted to SEK 32.6 (89.0) b.

There was an increase in intercompany lending of SEK 3.6 b. and in intercompany borrowing of SEK 1.0 b. in the quarter.

In the quarter, a dividend of SEK 9.0 b. was recognized, after decision by the Annual General Meeting on March 29. The first of two equal dividend payouts was made in the first week of April. The second payout will be in October.

The holding of treasury stock on March 31, 2023, was 4,009,306 Class B shares.

11 Ericsson | First quarter report 2023	Parent Company

Other information

Legal proceedings not involving governmental authorities

On March 3, 2022, Telefonaktiebolaget LM Ericsson and certain officers of Ericsson were named as defendants in a putative class action filed on behalf of purchasers of Ericsson ADS in the United States, in the United States District Court for the Eastern District of New York. An amended complaint was filed on September 9, 2022, which added a former Ericsson officer as defendant. The amended complaint alleges violations of United States securities laws, in connection with allegedly false and misleading statements principally concerning the Company’s adherence with its compliance and anti-corruption policies and obligations and the conduct of its business in Iraq. In December 2022, Ericsson and the individual defendants filed a motion to dismiss the complaint. In February 2023, the plaintiff opposed the motion. In March 2023, Ericsson filed a reply in support of its motion to dismiss. Oral argument on the motion to dismiss was held on March 24, 2023 and the Court took the matter under advisement and has not yet issued a decision.

In August 2022, a civil lawsuit was filed in the United States District Court for the District of Columbia against Telefonaktiebolaget LM Ericsson and Ericsson Inc. The lawsuit was brought by US military service members and employees of US government contractors who were killed or injured in terrorist attacks in Iraq, Afghanistan and Syria from 2005 to 2021, as well as by their family members. The lawsuit asserts claims against Ericsson under the US Anti-Terrorism Act alleging that Ericsson made payments that ultimately aided the terrorist organizations that committed, planned or authorized the attacks. In November 2022, Ericsson filed a motion to dismiss the complaint. On December 20, 2022, plaintiffs filed an amended complaint, which added additional plaintiffs, including a plaintiff injured in Turkey, named Ericsson AB, CEO Börje Ekholm and a former employee as additional defendants and also asserted additional allegations and claims. In March 2023, Ericsson filed a new motion to dismiss.

In addition to the proceedings discussed above, the Company is, and in the future may be, involved in various other regulatory investigations, lawsuits, claims and proceedings incidental to the ordinary course of business.

Legal proceedings involving governmental authorities

In December 2019, Ericsson entered into a resolution with the United States Department of Justice (DOJ) resolving the DOJ’s investigations into Ericsson’s business dealings in Djibouti, China, Vietnam, Indonesia and Kuwait. The resolution included a deferred prosecution agreement (DPA), and a guilty plea by Ericsson’s Egyptian subsidiary to a criminal violation of the US Foreign Corrupt Practices Act’s (FCPA) antibribery provisions. Under the DPA, the Company admitted to the conduct described in the DPA’s statement of facts, and the DOJ agreed to defer prosecution of Ericsson for the DPA’s three-year term if Ericsson did not violate the terms of the DPA. As part of the DPA with the DOJ and consent judgment with the U.S. Securities and Exchange Commission (SEC), Ericsson agreed to engage an independent compliance monitor for three years while the Company continues to undertake significant reforms to strengthen its Ethics and Compliance Program. The monitor’s primary responsibilities include reviewing and evaluating the Company’s progress in implementing and operating its enhanced compliance program and accompanying controls pursuant to the terms of the DPA, as well as providing recommendations for improvements.

In October 2021, the DOJ notified Ericsson of its determination that the Company breached its obligations under the DPA by failing to provide required information to the DOJ.

In February 2022, the Company publicly disclosed that an internal investigation in 2019 included a review of the conduct of Ericsson employees, vendors and suppliers in Iraq during the period 2011–2019. The investigation found serious breaches of compliance rules and the Company’s Code of Business Ethics and identified evidence of corruption related misconduct and other serious violations, including payments to intermediaries and the potential use of alternate transport routes in connection with circumventing Iraqi Customs, at a time when terrorist organizations, including ISIS, controlled some transport routes. The investigation also identified payment schemes and cash transactions that potentially created the risk of money laundering. The investigators could not determine the ultimate recipients of any payments, nor identify that any Ericsson employee was directly involved in financing terrorist organizations.

In March 2022, the DOJ informed Ericsson it had determined that, before entering into the DPA, the Company provided insufficient information to the DOJ about the Company’s 2019 internal investigation into conduct in Iraq. The DOJ also determined that the Company breached the DPA by failing to inform the DOJ about the investigation after entering into the DPA.

In June 2022, the SEC informed Ericsson that it opened an investigation concerning matters described in the Company’s 2019 Iraq investigation report. Under Ericsson’s consent judgment with the SEC, Ericsson is permanently enjoined from violating the FCPA’s antibribery, books and records and internal controls provisions. Violations of the injunction, consent judgment or securities law could subject the Company to new civil and criminal penalties as well as new enforcement actions.

In December 2022, the Company agreed with the DOJ and SEC to extend the term of the Company’s independent compliance monitor for one year, until June 2024.

On January 12, 2023, the Company announced that a provision in the fourth quarter of 2022 of SEK 2.3 billion (approx. USD 220 million) had been made in relation to the breaches of the DPA. The provision also included estimated expenses (SEK 0.1 billion) for the previously announced extended compliance monitorship.

On March 2, 2023, the Company reached a resolution (Plea Agreement) with the DOJ regarding the non-criminal breaches of the DPA. Under the Plea Agreement, Ericsson pleaded guilty to previously deferred charges relating to conduct prior to 2017. In addition, Ericsson agreed to pay a fine of USD 206,728,848. The entry of the Plea Agreement brought the DPA to an end. The Company’s internal investigation and its cooperation with authorities in relation to the matters discussed in the 2019 internal Iraq investigation report remain open and ongoing and are not covered by the Plea Agreement. With respect to the matters discussed in the 2019 internal Iraq investigation report, the Company continues to thoroughly investigate the matters in full cooperation with the DOJ and the SEC. As previously disclosed, the Company’s 2019 internal Iraq investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization and significant further investigation by the Company over the course of 2022 has not altered this conclusion.

As part of its defense to a now settled patent infringement lawsuit filed by Ericsson in 2013 in the Delhi High Court against Indian handset company Micromax, Micromax filed a complaint against Ericsson with the Competition Commission of India (CCI). The CCI decided to refer the case to the Director General’s Office for an in-depth investigation.

12 Ericsson | First quarter report 2023	Other information

The CCI opened similar investigations against Ericsson in January 2014 based on claims made by Intex Technologies (India) Limited and, in 2015, based on a now settled claim from iBall. Ericsson has challenged CCI’s jurisdiction in these cases before the Delhi High Court and is awaiting a decision on the appeal of the first instance court’s decision. In April 2019, Ericsson was informed by China’s State Administration for Market Regulation (SAMR) Anti-monopoly bureau that SAMR has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact finding and meetings with SAMR in order to facilitate the authority’s assessments and conclusions.

PRESS RELEASES

Jan 25, 2023 | Ericsson announces changes to the Executive Team

Ericsson (NASDAQ: ERIC) has appointed Jenny Lindqvist Senior Vice President, Head of Market Area Europe & Latin America, as of February 1, 2023. Effective the same date she will become member of the Ericsson Executive Team, reporting to the CEO. Jenny Lindqvist currently holds the position of Vice President and Head of Northern and Central Europe within Ericsson’s Market Area Europe & Latin America.

Börje Ekholm, President and CEO, says: “I am very pleased to welcome Jenny as a member of the Executive Team. Jenny takes on this role at a pivotal time for Ericsson and the industry as we drive towards realizing the full potential of 5G technology by solidifying our leadership position in mobile networks. Under Jenny’s leadership and leveraging her commercial and operations experience, I see an opportunity for Ericsson to further grow and shape the future of our business in Europe and Latin America with our leading customers.”

Jenny Lindqvist says: “I am delighted to take on this exciting new role for Europe and Latin America. I look forward to working closely together with our customers and teams in this diverse Market Area to bring value, innovation, and vision to our fast-changing business environment and leverage our technology leadership in 5G.”

Jenny Lindqvist has a Master of Science in Business & Economics from Stockholm School of Economics. Previous management positions within Ericsson Business Area and Market Area organizations include Head of Global Customer Unit Telia Company, Head of Solution Line Intelligent Transport Systems, Key Account Manager Telenor, Managed Services Engagement Lead and Business Manager Multimedia. Previous positions outside Ericsson include roles in management consulting in France and Sweden, as well as in Pharmaceuticals in the Philippines.

As a member of Ericsson’s Executive Leadership Team, Jenny Lindqvist succeeds Stefan Koetz who has been acting in this role as of June 1, 2022. Stefan will take on a new role as Head of Strategic Projects for Market Area Europe & Latin America.

https://www.ericsson.com/en/press-releases/2023/1/ericsson

-announces-changes-to-the-executive-team

March 2, 2023 | U.S. Department of Justice Resolves 2019 Deferred Prosecution Agreement Breaches with Ericsson

Ericsson (NASDAQ: ERIC) today announced that it has reached a resolution with the U.S. Department of Justice (DOJ) regarding non-criminal breaches of its 2019 Deferred Prosecution Agreement (DPA). Under the agreement, and as provided for by the DPA, LM Ericsson will enter a guilty plea regarding previously deferred charges relating to conduct prior to 2017. In addition, Ericsson will pay a fine of $206,728,848. The entry of the plea agreement will bring the 2019 DPA to an end.

In 2019, Ericsson entered into the DPA to resolve previously disclosed Foreign Corrupt Practices Act (FCPA) violations relating to conduct in several countries between 2010 and 2016. Since the start of the DPA, the DOJ has not alleged or charged Ericsson with any new criminal misconduct, and no new illegal conduct has been alleged or charged today. As previously announced in October 2021 and March 2022, however, the DOJ notified Ericsson that it had failed to provide documents and information to the DOJ in a timely manner and had not adequately reported to the DOJ information relating to a 2019 Iraq-related internal investigation.

Under the DPA, the DOJ has the sole discretion to determine that the Company has breached its obligations, and if it makes this determination, it has the ability to prosecute the Company for the past misconduct covered under the DPA. As a result, the Company has entered a guilty plea for the FCPA violations to which it previously admitted as part of the DPA. The Company is not adjusting the long-term financial targets it has given, as it does not expect any material deviations from these.

Börje Ekholm, CEO of Ericsson, commented, “Taking this step today means that the matter of the breaches is now resolved. This allows us to focus on executing our strategy while driving continued cultural change across the company with integrity at the center of everything we do. This resolution is a stark reminder of the historical misconduct that led to the DPA. We have learned from that and we are on an important journey to transform our culture. To be a true industry leader, we must be a market and technology leader while also being a leader in how we conduct our business. The Ericsson Executive Team and I remain committed to this transformation and we continue to implement stringent controls and improved governance, ethics and compliance across our company, with corresponding enhancements to our risk management approach. The change continues and we are a very different company today and have made important changes since 2017 and over 2022.”

Ronnie Leten, Chairman of the Board of Directors, further commented, “Since 2017, under the strong leadership of Börje Ekholm, the Company has substantially improved its approach to risk management and compliance, including an overhaul of its Anti-Corruption Program to prevent and detect problematic conduct. The Board continues its active oversight, and with our full support, Börje and his leadership team will continue to embed these changes into the governance and culture of the Company.”

With respect to the historical conduct in Iraq, the Company continues to thoroughly investigate the facts in full cooperation with the DOJ and the U.S. Securities and Exchange Commission. As previously disclosed, the Company’s 2019 investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization; and the Company’s significant further investigation over the course of 2022 has not altered this conclusion.

Commenting on the Company in the agreement, the DOJ noted: “[Ericsson] has significantly enhanced its compliance program and internal accounting controls through structural and leadership changes, including but not limited to the hiring of a new Chief Legal Officer and new Head of Corporate and Government Investigations and the establishment of a multi-disciplinary Business Risk Committee comprised of Group-level senior executives … and has committed to continuing to implement and test further enhancements”. Further, “[Ericsson] has significantly enhanced its cooperation and information sharing efforts.”

https://www.ericsson.com/en/press-releases/2023/3/u.s.

-department-of-justice-resolves-2019-deferred-

prosecution-agreement-breaches-with-ericsson

March 29, 2023 | Ericsson’s Annual General Meeting 2023

Telefonaktiebolaget LM Ericsson’s (NASDAQ:ERIC) Annual General Meeting (AGM) was held today on March 29, 2023 in Kista,

13 Ericsson | First quarter report 2023	Other information

Stockholm. Shareholders were also able to exercise their voting rights by post before the meeting.

Adoption of the Profit and Loss Statements and the Balance Sheets

The AGM resolved to adopt the Profit and Loss Statement and the Balance Sheet for the Parent company as well as the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet for the Group for 2022.

Dividend

The proposed dividend of SEK 2.70 per share was approved by the AGM. The dividend will be paid in two equal installments: SEK 1.35 per share with the record date Friday, March 31, 2023, and SEK 1.35 per share with the record date Friday, September 29, 2023. Euroclear Sweden AB is expected to disburse SEK 1.35 per share on Wednesday, April 5, 2023, and SEK 1.35 per share on Wednesday, October 4, 2023.

Remuneration report

The AGM resolved to adopt the Board of Directors’ remuneration report for 2022.

Discharge from liability

The AGM resolved to discharge Carolina Dybeck Happe and Annika Salomonsson from liability for the financial year 2022. It was recorded that shareholders representing at least one tenth of all of the shares in the company voted against discharge from liability for the other members of the Board and the President for the financial year 2022.

Board of Directors

The AGM elected Board members in accordance with the proposal of the Nomination Committee. Jan Carlson was elected as new Chair of the Board and Jon Fredrik Baksaas, Börje Ekholm, Eric A. Elzvik, Carolina Dybeck Happe, Kristin S. Rinne, Helena Stjernholm and Jacob Wallenberg were re-elected as Board members. Jonas Synnergren and Christy Wyatt were elected new Board members. Ronnie Leten, Kurt Jofs and Nora Denzel, who did not stand for re-election, left the Board of Directors in connection with the AGM. It was also noted that the unions have appointed Torbjörn Nyman, Anders Ripa and Kjell-Åke Soting employee representatives in the Board of Directors with Ulf Rosberg, Loredana Roslund and Annika Salomonsson as deputies.

Board of Directors’ Fees

The AGM resolved on fees to the Board of Directors, in accordance with the Nomination Committee’s proposal. Yearly fee to the Chair of the Board of SEK 4,500,000, and fees to other non-employee members of the Board, elected by the AGM, of SEK 1,140,000 each. Fees for Committee work to non-employee members of the Committees, elected by the AGM, were approved as follows: SEK 495,000 to the Chair of the Audit and Compliance Committee and SEK 285,000 to each of the other members of the Audit and Compliance Committee, SEK 210,000 to each of the Chairs of the Finance Committee, the Remuneration Committee and the Technology and Science Committee, and SEK 185,000 to each of the other members of the Finance Committee, the Remuneration Committee and the Technology and Science Committee.

The AGM approved the Nomination Committee’s proposal to enable payment of part of the fees to the members of the Board for the Board assignment (excluding fees for Committee work), in the form of synthetic shares.

Auditor

The AGM re-elected Deloitte AB as auditor for the period up until the end of the AGM 2024 and approved the Nomination Committee’s proposal for auditor fee.

Long-Term Variable Compensation Programs

Long-Term Variable Compensation Program I 2023 (LTV I 2023). In accordance with the Board of Directors’ proposals, the AGM resolved on implementation of LTV I 2023 for the members of the Executive

Team, including the President and CEO, (currently 17 individuals), comprising a maximum of 4.1 million B-shares in Ericsson. “Performance Share Awards” will be granted free of charge entitling the participant to receive a number of shares, free of charge, following the expiration of a three-year vesting period, provided that certain performance conditions are met and that the participant retains his or her employment. The 4.1 million B-shares covered by LTV I 2023 correspond to approximately 0.12 percent of the total number of registered shares of the company.

Furthermore, the AGM resolved to approve the Board of Directors’ proposal to hedge the company’s undertakings under LTV I 2023 through an equity swap agreement with a third party.

•	Long-Term Variable Compensation Program II 2023 (LTV II 2023). In accordance with the Board of Directors’ proposals, the AGM resolved as follows:

Implementation of LTV II 2023 for employees classified as Executives, excluding the President and CEO and Executive Team, (currently approximately 180 employees), comprising a maximum of 5.9 million B-shares in Ericsson. “Performance Share Awards” will be granted free of charge entitling the participant to receive a number of shares, free of charge, following the expiration of a three-year vesting period, provided that certain performance conditions are met and that the participant retains his or her employment. The 5.9 million B-shares covered by LTV II 2023 correspond to approximately 0.18 percent of the total number of registered shares of the company.

•	A directed issue of 5.9 million C-shares to Investor AB, or subsidiaries of Investor AB, at a subscription price corresponding to the quota value of the share (approximately SEK 5).

•	Authorization for the Board of Directors to, prior to the AGM 2024, resolve on an acquisition offer regarding the 5.9 million C-shares at a price per share corresponding to the quota value of the share (approximately SEK 5). Following the acquisition, the C-shares will, in accordance with the articles of association, be converted into B-shares, which thereafter can be transferred to employees and on an exchange.

•	Transfer of no more than 4.9 million B-shares, free of consideration, to employees covered by the terms of the LTV II 2023. The AGM further resolved to authorize the Board of Directors to decide to, in conjunction with the delivery of vested shares under LTV II 2023, prior to the AGM 2024, retain and sell no more than 60% of the vested B-shares on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share, in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the participants of LTV II 2023 in relation to the Performance Share Awards for remittance to revenue authorities.

•	Transfer of no more than 1.0 million B-shares on Nasdaq Stockholm, prior to the AGM 2024, at a price within the, at each time, prevailing price interval for the share, to cover certain expenses, mainly social security payments.

Transfer of treasury stock to employees and on an exchange, directed share issues and acquisition offer for the previously resolved LTV programs 2021 and 2022 (LTV 2021 and LTV 2022)

The AGM resolved to approve the Board of Directors’ proposals on:

•	directed issues of in total 4.1 million C-shares to Investor AB, or subsidiaries of Investor AB, at a subscription price corresponding to the quota value of the share (approximately SEK 5);

•	authorization for the Board of Directors to, prior to the AGM 2024, resolve on an acquisition offer regarding the 4.1 million C-shares at a price per share corresponding to the quota value of the share (approximately SEK 5); following the acquisition, the C-shares will, in accordance with the articles of association, be converted into B-shares, which thereafter can be transferred to employees and on an exchange;

•	transfer of no more than 3.1 million B-shares, free of consideration, to employees covered by the terms of LTV 2021 and

14 Ericsson | First quarter report 2023	Other information

LTV 2022, with an authorization for the Board of Directors to decide to, in conjunction with the delivery of vested shares under LTV 2021 and LTV 2022, prior to the AGM in 2024, retain and sell no more than 60% of the vested B-shares on Nasdaq Stockholm, at a price within the, at each time, prevailing price interval for the share, in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the participants in relation to the Performance Share Awards for remittance to revenue authorities; and

•	transfer of no more than 1 million B-shares on Nasdaq Stockholm, prior to the AGM 2024, at a price within the, at each time, prevailing price interval for the share, to cover certain expenses, mainly social security payments.

Transfer of treasury stock on an exchange for previously resolved LTV programs 2019 and 2020

The AGM resolved to approve the Board of Directors’ proposals on:

•	transfer of no more than 1.4 million B-shares on Nasdaq Stockholm, prior to the AGM 2024, at a price within the, at each time, prevailing price interval for the share, to cover certain expenses, mainly social security charges, which may occur in relation to the previously resolved and ongoing LTV programs LTV 2019 and LTV 2020; and

•	authorization for the Board of Directors to decide to, in conjunction with the delivery of vested shares under LTV 2019 and LTV 2020, prior to the AGM 2024, retain and sell no more than 60% of the vested B-shares on Nasdaq Stockholm, at a price within the, at each time, prevailing price interval for the share, in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the participants in relation to the Performance Share Awards for remittance to revenue authorities.

New Guidelines for remuneration to Group management

The AGM resolved to approve the new guidelines for remuneration to Group Management, in accordance with the Board of Directors’ proposal.

Shares and votes

There are in total 3,334,151,735 shares in the company; 261,755,983 A-shares and 3,072,395,752 B-shares, corresponding to in total 568,995,558.2 votes. The company’s holding of treasury stock as of March 29, 2023, amounts to 4,009,306 B-shares, corresponding to 400,930.6 votes. https://www.ericsson.com/en/press-releases/2023/3/ericssons-annual-general-meeting-2023

POST-CLOSING EVENTS

April 5, 2023 | Cradlepoint acquisition of Ericom strengthens Ericsson’s global enterprise ambitions

Ericsson’s drive to deliver second-to-none enterprise connectivity solutions for businesses of all sizes around the world has been boosted by the acquisition of cloud-based security specialist Ericom, by Cradlepoint, part of Ericsson.

Cradlepoint, itself a leader in enterprise-focused wireless WAN and private 5G networks, is part of Ericsson’s Business Area Enterprise Wireless Solutions (BEWS). The combined portfolio leads the industry in next-generation enterprise and private network connectivity with the broadest portfolio of 5G solution choices for enterprises and public sector agencies embracing digitalization and Industry 4.0.

With cybersecurity high of the agendas of enterprise digitalization strategies worldwide, Cradlepoint’s acquisition of Ericom-including its cloud - based enterprise security capabilities - strengthens Ericsson’s appeal as the portfolio solution of choice.

Ericom’s zero trust and cloud-based security solutions will form the basis of the new Cradlepoint NetCloud Threat Defense cloud service, expanding the company’s mobile-capable and router-integrated SASE

(secure access service edge) and zero trust portfolio of solutions for fixed-site, remote worker, in-vehicle and IoT use cases.

Welcoming Ericom, George Mulhern, Head of Ericsson Business Area Enterprise Wireless Solutions and CEO of Cradlepoint, said: “We can now deliver a comprehensive SD-WAN and SASE solution for Wireless WAN and private cellular networking, leveraging 5G while addressing the wireline needs of enterprise customers.”

David Canellos, CEO of Ericom, said: “The acquisition enhances our ability to meet the cybersecurity needs of global enterprises as they accelerate their rapid adoption of 5G technologies.”

For further details, read the related Cradlepoint press release: Cradlepoint Acquires Ericom and its Cloud-Based Enterprise Security Solution

Further tech detail

With the Ericom acquisition, Cradlepoint is building a unified platform for cellular first customers to combine wireless/5G networks and security to deliver PCN security, WAN Security, and Web security from single-pane-of-glass management.

While Cradlepoint’s Netcloud Exchange (NCX) platform focuses on PCN and WAN security, the Ericom acquisition allows Cradlepoint to combine PCN security, WAN security, and Web security to provide a converged networking and security software stack for cellular-focused enterprise customers.

April 17, 2023 | Ericsson announces CFO transition

Ericsson (NASDAQ: ERIC) today announced that Carl Mellander, the Company’s Chief Financial Officer, will step down at the end of the first quarter 2024. Mr. Mellander has been with Ericsson for over 25 years and has been a member of its Executive Team since 2016. A recruitment process will be initiated to appoint a successor.

Börje Ekholm, President and CEO, comments: “For almost 7 years Carl has been a valued member of the Executive Team and instrumental in the turnaround of Ericsson. We have come to a mutual agreement that this is a good time for a change, as the turnaround phase is completed and the foundation for the next chapter of Ericsson’s strategy has been laid. During his tenure as CFO, Ericsson regained its technology leadership and significantly strengthened its financial position. With his dedicated leadership and broad background in Ericsson and other companies, Carl has successfully built Ericsson’s finance function and been an integral part in closing key strategic acquisitions as well as enhancing our compliance program. I wish him all the best in his future ventures. I am happy he will stay on in the role until the end of Q1 2024, which allows for finding and ensuring a smooth handover to a successor.”

Carl Mellander comments: “It has been an incredible privilege to serve as Ericsson’s CFO during these soon 7 years and to work with such an extraordinary group of people. I am deeply proud of the work we have done in transforming the Company; Ericsson is well positioned globally to continue building on its industry-leading position and to expand into enterprise. If there was ever a good time for me to move on to new career adventures, I feel that this moment is it, and I am excited about what the future might bring. Meanwhile I will continue in full capacity as CFO during this period. I will always follow Ericsson with passion and pride as it keeps transforming society.”

https://www.ericsson.com/en/press-releases/2023/4/ericsson-announces-
cfo-transition

15 Ericsson | First quarter report 2023	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including for example risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cyber security and occupational health and safety. Ericsson’s risk management is embedded into strategy development and operational processes and is a part of the Ericsson Group Management System to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives as per the strategic direction as well as to short-term objectives. Risk factors and uncertainties of relevance to Ericsson are described in the Annual Report 2022 and in the Annual Report on Form 20-F 2022 (in the following the “Annual Report 2022”). Updates to these risk factors and uncertainties observed by Ericsson that are deemed of short-term relevance include, but are not limited to, the following risks described below. See also “Forward-Looking Statements”.

Ericsson is subject to certain US and other anti-corruption (including anti-bribery, anti-money-laundering, sanctions, terror finance and anti-terrorism) laws, rules and regulations. Ericsson may be subject to further adverse consequences under the Plea Agreement with the United States Department of Justice (DOJ) and the injunction issued in connection with the 2019 settlement with the U.S. Securities and Exchange Commission (SEC), as well as other ongoing investigations by governmental authorities.

As mentioned in the Annual Report 2022, including in the risk factor 3.3, on January 12, 2023, the Company made a provision in the fourth quarter of 2022 of SEK 2.3 billion (approx. USD 220 million) in relation to the breaches of the Company’s 2019 deferred prosecution agreement (DPA) with the DOJ. The provision also included estimated expenses (SEK 0.1 billion) for the previously announced extended compliance monitorship. On March 2, 2023, the Company reached a resolution (Plea Agreement) with the DOJ regarding the non-criminal breaches of its DPA. Under the Plea Agreement, Ericsson pleaded guilty to previously deferred charges relating to conduct prior to 2017. In addition, Ericsson agreed to pay a fine of USD 206,728,848. The entry of the Plea Agreement brought the DPA to an end. As set forth in the Plea Agreement, Ericsson has certain continuing obligations through June 2024, including cooperation, reporting evidence or allegations of potential Foreign Corrupt Practices Act (FCPA) violations, continuing to engage an independent compliance monitor and improving its compliance program. If Ericsson fails to meet those obligations and is found to have breached the Plea Agreement, the Company could face further adverse consequences, including prosecution for additional federal criminal violations.

The Company’s internal investigation and its cooperation with authorities in relation to the matters discussed in the 2019 internal Iraq investigation report remain open and ongoing and are not covered by the Plea Agreement. With respect to the matters described in the 2019 internal Iraq investigation report, the Company continues to thoroughly investigate the matters in full cooperation with the DOJ and the SEC. As previously disclosed, the Company’s 2019 internal Iraq investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization and significant further investigation by the Company over the course of 2022 has not altered this conclusion.

Ericsson is involved in lawsuits, legal proceedings and regulatory investigations, which, if determined unfavorably, could require the Company to pay substantial damages, fines and/or penalties.

As mentioned in the Annual Report 2022, including in the risk factor 3.4, in April 2019, Ericsson was informed by China’s State Administration for Market Regulations (SAMR) Anti-monopoly bureau that SAMR has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact-finding and meetings with SAMR in order to facilitate the authority’s assessment and conclusions. In case of adverse findings, SAMR has the power to impose behavioral and financial remedies, which may have material adverse effects on Ericsson’s business, financial condition and operating results.

On March 3, 2022, Telefonaktiebolaget LM Ericsson and certain officers of Ericsson were named as defendants in a putative class action filed on behalf of purchasers of Ericsson ADS in the United States, in the United States District Court for the Eastern District of New York. An amended complaint was filed on September 9, 2022, which added a former Ericsson officer as a defendant. The amended complaint alleges violations of United States securities laws, in connection with allegedly false and misleading statements principally concerning the Company’s adherence with its compliance and anti-corruption policies and obligations and the conduct of its business in Iraq.

In December 2022, Ericsson and the individual defendants filed a motion to dismiss the complaint. In February 2023, the plaintiff opposed the motion. In March 2023, Ericsson filed a reply in support of its motion to dismiss. Oral argument on the motion to dismiss was held on March 24, 2023, and the court took the matter under advisement and has not yet issued a decision.

In August 2022, a civil lawsuit was filed in the United States District Court for the District of Columbia against Telefonaktiebolaget LM Ericsson and Ericsson Inc. The lawsuit was brought by US military service members and employees of US government contractors who were killed or injured in terrorist attacks in Iraq, Afghanistan and Syria from 2005 to 2021, as well as by their family members. The lawsuit asserts claims against Ericsson under the US Anti-Terrorism Act alleging that Ericsson made payments that ultimately aided the terrorist organizations that committed, planned or authorized the attacks. In November 2022, the Company filed a motion to dismiss the complaint. On December 20, 2022, plaintiffs filed an amended complaint, which added additional plaintiffs, named Ericsson AB, CEO Börje Ekholm and a former employee as additional defendants and asserted additional allegations and claims. In March 2023, Ericsson filed a new motion to dismiss.

Inflationary pressure

As mentioned in the risk factor 1.2 of the Annual Report 2022, inflation may impact our cost base through increased costs of labor and supply of material, products and services. It may not be possible to fully compensate for such increased costs through increased sales prices to the Company’s customers, leading to lower margins and decreased financial performance.

Stockholm, April 18, 2023

Telefonaktiebolaget LM Ericsson

Börje Ekholm, President and CEO

Org. No. 556016-0680

This report has not been reviewed by Telefonaktiebolaget LM Ericsson auditors

Date for next report: 14 July 2023

16 Ericsson | First quarter report 2023	Risk factors

Editor’s note

Media and analyst briefing

Ericsson invites media, investors and analysts to a conference call and live video webcast at 9:00 AM CEST on April 18, 2023.

Link to the webcast, dial-in to audio conference, supporting material and replay will be available at:

www.ericsson.com/investors and

www.ericsson.com/newsroom

For further information, please contact:

Carl Mellander, Senior Vice President, Chief Financial Officer

Phone: +46 72 583 88 70

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Stella Medlicott, Senior Vice President, Chief Marketing and Communications Officer

Phone: +46 73 095 65 39

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Head of Investor Relations

Phone: +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Lena Häggblom, Director,

Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Alan Ganson, Director,

Investor Relations

Phone: +46 70 267 27 30

E-mail: alan.ganson@ericsson.com

Media

Kristoffer Edshage, Director of Corporate Media

Phone: +46 72 220 44 46

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

17 Ericsson | First quarter report 2023	Editor’s Note

Forward-looking statements

This report includes forward-looking statements, including statements reflecting the Company’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Potential material additional costs and liability resulting from our ongoing future compliance with the terms of the Plea Agreement with the DOJ and extended monitorship

•	Potential to become a target for public scrutiny as a result of entering into the Plea Agreement with the DOJ, including incorrect misinterpretations of the resolution, complaints to regulatory agencies, negative media publicity and, interference from our competitors, all of which could damage our reputation and materially and adversely affect our business and prospects

•	Risks resulting from entering into the Plea Agreement including potential debarment from government contracting in the United States and elsewhere, reputational risk, as well as potential negative impact on commercial contracts, dealings with financial institutions, contracts with suppliers, primarily due to counter-party reluctance to continue business relationships

•	Potential material additional liability resulting from past conduct, including allegations of past conduct in Iraq or other locations that remains unresolved or unknown

•	Risks related to internal control and governance, including the potential to incur material liability in connection with internal controls surrounding payments made to third parties in connection with historical conduct in Iraq or other locations

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Ongoing geopolitical and trade uncertainty, including challenging global economic conditions, market trends and pandemics such as COVID-19

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our ability to comply with legal and regulatory requirements internationally

•	Risks related to cybersecurity and privacy

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe”, “expect”, “foresee”, “anticipate”, “assume”, “intend”, “likely”, “projects”, “may”, “could”, “plan”, “estimate”, “forecast”, “will”, “should”, “would”, “predict”, “aim”, “ambition”, “seek”, “potential”, “target”, “might”, “continue”, or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to the Company’s strategy, future financial performance, expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Such statements are based on management’s expectations as of the date of this report, unless an earlier date is specified, including expectations based on third-party information and projections that management believes to be reputable.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include but are not limited to the factors described throughout this report, including in the section Risk Factors, and in “Risk Factors” in the Annual Report 2022 and in the Annual Report on Form 20-F 2022.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made, and to the extent they represent third-party data, we have not undertaken to independently verify such third-party data and do not intend to do so. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Readers are urged to carefully review and consider the various disclosures made in this report and in other documents we file from time to time with our regulators that disclose risks and uncertainties that may affect our business. Unless specifically indicated otherwise, the forward-looking statements in this report do not reflect the potential impact of any divestitures, mergers, acquisitions, or other business combinations that have not been completed as of the date of this report. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation. We maintain website and external voluntary reports that may be referenced in this report. The information on our website and in our external voluntary reports is not incorporated by reference in, or otherwise to be regarded as part of, this report. We also report to more than one regulator, and our regulators have different definitions of what is or is not or may or may not be “material” for the purposes of our operations, financial statements and strategy. Given this, we may report certain matters to certain regulators and not to others. We may also use definitions of materiality in our voluntary reporting that are different from the definitions we use in our regulatory filings.

18 Ericsson | First quarter report 2023	Forward-looking statements

Financial statements and other information

19 Ericsson | First quarter report 2023	Financial statements and other information

Financial statements (unaudited)

Condensed consolidated income statement

		Q1
SEK million	Note	2023	2022	Change
Net sales	2	62,553	55,061	14%
Cost of sales		-38,385	-31,772	21%

Gross income	2	24,168	23,289	4%

Research and development expenses		-11,972	-10,705	12%
Selling and administrative expenses		-9,118	-6,588	38%
Impairment losses on trade receivables		-49	-180	-73%

Operating expenses		-21,139	-17,473	21%

Other operating income and expenses		27	-1,065	-103%
Share of earnings of JV and associated companies		-10	-7	43%

Earnings before financial items and income tax (EBIT)	2	3,046	4,744	-36%

Financial income and expenses, net	3	-917	-643	43%

Income after financial items		2,129	4,101	-48%

Income tax		-554	-1,189	-53%

Net income		1,575	2,912	-46%

Net income attributable to:
Owners of the Parent Company		1,516	2,940
Non-controlling interests		59	-28
Other information
Average number of shares, basic (million)	8	3,330	3,330
Earnings per share, basic (SEK) 1)		0.46	0.88
Earnings per share, diluted (SEK) 2)		0.45	0.88

1)	Based on net income attributable to owners of the Parent Company.
2)	Potential ordinary shares are not considered when their conversion to ordinary shares would improve earnings per share.

Condensed statement of comprehensive income

	Q1
SEK million	2023	2022
Net income	1,575	2,912
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	-171	6,926
Revaluation of borrowings due to change in credit risk	-225	916
Cash flow hedge reserve
Gains/losses arising during the period	—	458
Tax on items that will not be reclassified to profit or loss	102	-1,761
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/losses arising during the period	-296	121
Reclassification adjustments on gains/losses included in profit or loss	208	42
Translation reserves
Changes in translation reserves	391	1,585
Reclassification to profit and loss	-7	-8
Share of other comprehensive income of JV and associated companies	5	-1
Tax on items that have been or may be reclassified to profit or loss	18	-34

Total other comprehensive income, net of tax	25	8,244

Total comprehensive income	1,600	11,156

Total comprehensive income (loss) attributable to:
Owners of the Parent Company	1,565	11,237
Non-controlling interests	35	-81

20 Ericsson | First quarter report 2023	Financial statements

Condensed consolidated balance sheet

SEK million	Note	Mar 31 2023	Dec 31 2022
Assets
Non-current assets
Intangible assets
Capitalized development expenses		3,882	3,705
Goodwill		84,558	84,570
Customer relationships, IPR and other intangible assets		25,520	26,340
Property, plant and equipment		14,037	14,236
Right-of-use assets		7,593	7,870
Financial assets
Equity in JV and associated companies		1,116	1,127
Other investments in shares and participations	5	2,142	2,074
Customer finance, non-current	5	887	415
Interest-bearing securities, non-current	5	3,925	9,164
Other financial assets, non-current	5	6,676	6,839
Deferred tax assets		20,570	19,394

		170,906	175,734

Current assets
Inventories		46,217	45,846
Contract assets		8,034	9,843
Trade receivables	5	50,176	48,413
Customer finance, current	5	7,784	4,955
Current tax assets		7,239	7,973
Other current receivables		11,910	9,688
Interest-bearing securities, current	5	9,259	8,736
Cash and cash equivalents	5	34,133	38,349

		174,752	173,803

Total assets		345,658	349,537

Equity and liabilities
Equity
Stockholders’ equity		127,396	134,814
Non-controlling interest in equity of subsidiaries		-1,564	-1,510

		125,832	133,304

Non-current liabilities
Post-employment benefits		26,791	27,361
Provisions, non-current	4	4,119	3,959
Deferred tax liabilities		4,986	4,784
Borrowings, non-current	5	22,167	26,946
Lease liabilities, non-current		6,413	6,818
Other non-current liabilities		716	745

		65,192	70,613

Current liabilities
Provisions, current	4	6,422	7,629
Borrowings, current	5	11,577	5,984
Lease liabilities, current		2,623	2,486
Contract liabilities		47,916	42,251
Trade payables	5	34,554	38,437
Current tax liabilities		2,478	2,640
Other current liabilities		49,064	46,193

		154,634	145,620

Total equity and liabilities		345,658	349,537

21 Ericsson | First quarter report 2023	Financial statements

Condensed consolidated statement of cash flows

		Q1		Jan-Dec
SEK million	Note	2023	2022	2022
Operating activities
Net income		1,575	2,912	19,112
Adjustments for
Taxes		1,069	1,021	5,383
Earnings/ dividends in JV and associated companies		9	8	55
Depreciation, amortization and impairment losses	6	3,092	2,146	10,543
Other		1,646	899	1,657

		7,391	6,986	36,750

Changes in operating net assets
Inventories		-60	-5,346	-7,740
Customer finance, current and non-current		-3,284	-123	-1,732
Trade receivables and contract assets		200	901	4,766
Trade payables		-4,107	-1,371	-1,995
Provisions and post-employment benefits		-963	969	2,339
Contract liabilities		5,553	6,260	5,794
Other operating assets and liabilities, net		-9,105	-6,767	-813

		-11,766	-5,477	619

Interest received		395	78	344
Interest paid		-589	-211	-1,250
Taxes paid		-1,256	-1,346	-5,600

Cash flow from operating activities		-5,825	30	30,863

Investing activities
Investments in property, plant and equipment	6	-954	-818	-4,477
Sales of property, plant and equipment		33	38	249
Acquisitions/divestments of subsidiaries and other operations, net		-844	46	-51,688
Product development	6	-575	-288	-1,720
Purchase of interest-bearing securities		—	—	-13,582
Sale of interest-bearing securities		3,704	16,027	40,541
Other investing activities		1,006	-579	-3,720

Cash flow from investing activities		2,370	14,426	-34,397

Financing activities
Proceeds from issuance of borrowings		1,027	7,788	10,755
Repayment of borrowings		-1,080	—	-16,029
Dividends paid		—	—	-8,415
Repayment of lease liabilities		-693	-593	-2,593
Other financing activities		-24	569	352

Cash flow from financing activities		-770	7,764	-15,930

Effect of exchange rate changes on cash		9	586	3,763

Net change in cash and cash equivalents		-4,216	22,806	-15,701

Cash and cash equivalents, beginning of period		38,349	54,050	54,050

Cash and cash equivalents, end of period		34,133	76,856	38,349

22 Ericsson | First quarter report 2023	Financial statements

Condensed consolidated statement of changes in equity

	Jan-Mar		Jan-Dec
SEK million	2023	2022	2022
Opening balance	133,304	107,099	107,099
Total comprehensive income	1,600	11,156	34,530
Long-term variable compensation plans	19	24	89
Dividends to shareholders 1)	-9,091	-8,400	-8,415
Transactions with non-controlling interests	—	—	1

Closing balance	125,832	109,879	133,304

1)	Jan-Mar includes accrual of SEK 9,002 (8,335) million for the dividend approved by the Annual General Meeting on March 29, 2023.

Condensed consolidated income statement – isolated quarters

	2023	2022
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net sales	62,553	85,980	68,040	62,465	55,061
Cost of sales	-38,385	-50,411	-39,905	-36,163	-31,772

Gross income	24,168	35,569	28,135	26,302	23,289

Research and development expenses	-11,972	-13,217	-11,880	-11,496	-10,705
Selling and administrative expenses	-9,118	-11,791	-9,441	-7,872	-6,588
Impairment losses on trade receivables	-49	99	38	3	-180

Operating expenses	-21,139	-24,909	-21,283	-19,365	-17,473

Other operating income and expenses 1)	27	-2,824	234	393	-1,065
Share of earnings of JV and associated companies	-10	17	29	-22	-7

Earnings before financial items and income tax (EBIT)	3,046	7,853	7,115	7,308	4,744

Financial income and expenses, net	-917	-474	-535	-759	-643

Income after financial items	2,129	7,379	6,580	6,549	4,101

Income tax	-554	-1,189	-1,220	-1,899	-1,189

Net income	1,575	6,190	5,360	4,650	2,912

Net income (loss) attributable to:
Owners of the Parent Company	1,516	6,066	5,214	4,504	2,940
Non-controlling interests	59	124	146	146	-28
Other information
Average number of shares, basic (million)	3,330	3,330	3,330	3,330	3,330
Earnings per share, basic (SEK) 2)	0.46	1.82	1.56	1.36	0.88
Earnings per share, diluted (SEK) 3)	0.45	1.82	1.56	1.35	0.88

1)

Q4 2022 includes a provision of SEK -2.3 billion in relation to a potential resolution with the United States Department of Justice regarding previously announced, non-criminal, alleged breaches under the deferred prosecution agreement (DPA), including estimated expenses for the extended compliance monitorship, noting that the Company, on March 2, 2023, entered into the DOJ Plea Agreement with the DOJ and agreed to pay a fine of approximately SEK 2.2 billion. Q3 2022 includes revaluation of Ericsson Ventures investments of SEK 0.2 billion. Q2 2022 includes revaluation/disposals of Ericsson Ventures investments of SEK 0.1 billion. Q1 2022 includes a provision of SEK -0.9 billion for impairment of assets and other one-time costs due to the suspension of the affected business in Russia, and revaluation of Ericsson Venture investments of SEK -0.3 billion.

2)	Based on net income attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

23 Ericsson | First quarter report 2023	Financial statements

Condensed consolidated statement of cash flows – isolated quarters

	2023	2022
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income	1,575	6,190	5,360	4,650	2,912
Adjustments for
Taxes	1,069	1,304	1,307	1,751	1,021
Earnings/dividends in JV and associated companies	9	-24	-17	88	8
Depreciation, amortization and impairment losses	3,092	3,535	2,638	2,224	2,146
Other	1,646	432	-19	345	899

	7,391	11,437	9,269	9,058	6,986

Changes in operating net assets
Inventories	-60	5,898	-3,564	-4,728	-5,346
Customer finance, current and non-current	-3,284	-871	-872	134	-123
Trade receivables and contract assets	200	-4,080	4,595	3,350	901
Trade payables	-4,107	-131	-1,817	1,324	-1,371
Provisions and post-employment benefits	-963	1,749	-58	-321	969
Contract liabilities	5,553	2,878	-2,623	-721	6,260
Other operating assets and liabilities, net	-9,105	5,235	1,052	-333	-6,767

	-11,766	10,678	-3,287	-1,295	-5,477

Interest received	395	127	156	-17	78
Interest paid	-589	-406	-196	-437	-211
Taxes paid/received	-1,256	-1,941	-1,291	-1,022	-1,346

Cash flow from operating activities	-5,825	19,895	4,651	6,287	30

Investing activities
Investments in property, plant and equipment	-954	-1,502	-1,104	-1,053	-818
Sales of property, plant and equipment	33	76	74	61	38
Acquisitions/divestments of subs. and other operations, net	-844	-445	-51,412	123	46
Product development	-575	-717	-414	-301	-288
Purchase of interest-bearing securities	—	-12,108	-437	-1,037	—
Sale of interest-bearing securities	3,704	789	978	22,747	16,027
Other investing activities	1,006	2,012	-6,537	1,384	-579

Cash flow from investing activities	2,370	-11,895	-58,852	21,924	14,426

Financing activities
Proceeds from issuance of borrowings	1,027	1,301	1,666	—	7,788
Repayment of borrowings	-1,080	-121	-5,915	-9,993	—
Dividends paid	—	-4,172	-79	-4,164	—
Repayment of lease liabilities	-693	-765	-658	-577	-593
Other financing activities	-24	-183	-277	243	569

Cash flow from financing activities	-770	-3,940	-5,263	-14,491	7,764

Effect of exchange rate changes on cash	9	-2,460	2,595	3,042	586

Net change in cash and cash equivalents	-4,216	1,600	-56,869	16,762	22,806

Cash and cash equivalents, beginning of period	38,349	36,749	93,618	76,856	54,050

Cash and cash equivalents, end of period	34,133	38,349	36,749	93,618	76,856

24 Ericsson | First quarter report 2023	Financial statements

Condensed Parent Company income statement

	Q1		Jan-Dec
SEK million	2023	2022	2022
Net sales	—	—	—

Cost of sales	—	—	—

Gross income	—	—	—
Operating expenses	-355	-355	-1,492
Other operating income and expenses	854	609	691

EBIT	499	254	-801

Financial net 1)	-174	747	19,213

Income after financial items	325	1,001	18,412

Transfers to (-) / from untaxed reserves	—	—	-7,272
Income tax 1)	-44	-276	631

Net income (loss)	281	725	11,771

1)	Jan-March 2022 restated in accordance with the change in accounting described in Q4 2022 financial statements.

Condensed Parent Company statement of comprehensive income (loss)

	Q1		Jan-Dec
SEK million	2023	2022	2022
Net income (loss)	281	725	11,771
Cash flow hedge reserve
Gains/losses arising during the period	—	458	3,703
Transfer to investments	—	—	-3,677
Tax on items that will not be reclassified to profit or loss	—	-89	-758

Other comprehensive income (loss), net of tax	—	369	-732

Total comprehensive income (loss)	281	1,094	11,039

25 Ericsson | First quarter report 2023	Financial statements

Condensed Parent Company balance sheet

	Mar 31	Dec 31
SEK million	2023	2022
Assets
Fixed assets
Intangible assets	3	4
Tangible assets	366	380
Financial assets 1)	157,816	156,720

	158,185	157,104

Current assets
Receivables	24,352	27,664
Short-term investments	9,087	8,540
Cash and cash equivalents	19,564	23,731

	53,003	59,935

Total assets	211,188	217,039

Stockholders’ equity, provisions and liabilities
Equity
Restricted equity	48,164	48,164
Non-restricted equity	29,045	37,753

	77,209	85,917

Provisions	2,387	2,435
Non-current liabilities	22,053	26,835
Current liabilities	109,539	101,852

Total stockholders’ equity, provisions and liabilities	211,188	217,039

1) Of which interest-bearing securities, non-current	3,920	9,157

26 Ericsson | First quarter report 2023	Financial statements

Accounting policies and Explanatory notes (unaudited)

Note 1 – Accounting policies

The group

This condensed consolidated interim financial report for the quarterly reporting period ended March 31, 2023, has been prepared in accordance with Accounting Standard IAS 34 “Interim Financial Reporting”. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2022, and should be read in conjunction with that annual report. There are no amendments of IFRS during 2023 that are estimated to have a material impact on the result and financial position of the Company.

Changes applied as from Q1 2023

•	IoT business reported in segment Other

The IoT business was divested in Q1 2023. As previously announced in Q4 2022 the IoT business has been transferred from segment Enterprise to segment Other in Q1 2023. In order to reflect the change all prior quarters in 2022 have been restated where applicable.

27 Ericsson | First quarter report 2023	Accounting policies and Explanatory notes

Note 2 – Segment information*)

Net sales by segment by quarter

	2023	2022
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	42,467	58,626	48,147	45,983	40,712
Of which Products	32,175	45,804	35,763	35,299	31,131
Of which Services	10,292	12,822	12,384	10,684	9,581
Cloud Software and Services	13,400	20,210	14,213	14,014	12,087
Of which Products	4,455	8,047	4,752	4,675	3,631
Of which Services	8,945	12,163	9,461	9,339	8,456
Enterprise	5,995	6,314	4,981	1,703	1,599
Other	691	830	699	765	663

Total	62,553	85,980	68,040	62,465	55,061

	2023	2022
Sequential change, percent	Q1	Q4	Q3	Q2	Q1
Networks	-28%	22%	5%	13%	-20%
Of which Products	-30%	28%	1%	13%	-22%
Of which Services	-20%	4%	16%	12%	-14%
Cloud Software and Services	-34%	42%	1%	16%	-33%
Of which Products	-45%	69%	2%	29%	-49%
Of which Services	-26%	29%	1%	10%	-22%
Enterprise	-5%	27%	192%	7%	0%
Other	-17%	19%	-9%	15%	-3%

Total	-27%	26%	9%	13%	-23%

	2023	2022
Year over year change, percent	Q1	Q4	Q3	Q2	Q1
Networks	4%	15%	19%	15%	12%
Of which Products	3%	15%	15%	16%	13%
Of which Services	7%	15%	30%	13%	9%
Cloud Software and Services	11%	13%	4%	8%	3%
Of which Products	23%	13%	4%	18%	2%
Of which Services	6%	12%	5%	4%	4%
Enterprise	275%	295%	256%	20%	47%
Other	4%	22%	5%	11%	-6%

Total	14%	21%	21%	14%	11%

	2023	2022
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	42,467	193,468	134,842	86,695	40,712
Of which Products	32,175	147,997	102,193	66,430	31,131
Of which Services	10,292	45,471	32,649	20,265	9,581
Cloud Software and Services	13,400	60,524	40,314	26,101	12,087
Of which Products	4,455	21,105	13,058	8,306	3,631
Of which Services	8,945	39,419	27,256	17,795	8,456
Enterprise	5,995	14,597	8,283	3,302	1,599
Other	691	2,957	2,127	1,428	663

Total	62,553	271,546	185,566	117,526	55,061

	2023	2022
Year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	4%	15%	16%	14%	12%
Of which Products	3%	15%	15%	15%	13%
Of which Services	7%	17%	18%	11%	9%
Cloud Software and Services	11%	8%	5%	6%	3%
Of which Products	23%	10%	8%	10%	2%
Of which Services	6%	7%	4%	4%	4%
Enterprise	275%	165%	112%	31%	47%
Other	4%	8%	3%	2%	-6%

Total	14%	17%	15%	12%	11%

*)	Financial information by segment has been restated for the quarters 2022, where the divested IoT business in Q1 2023 has moved from segment Enterprise to segment Other.

28 Ericsson | First quarter report 2023	Accounting policies and Explanatory notes

Gross income by segment by quarter

	2023	2022
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	16,869	26,056	21,366	20,735	18,211
Cloud Software and Services	4,476	6,664	4,516	4,692	4,234
Enterprise	2,841	2,885	2,429	900	882
Other	-18	-36	-176	-25	-38

Total	24,168	35,569	28,135	26,302	23,289

	2023	2022
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	16,869	86,368	60,312	38,946	18,211
Cloud Software and Services	4,476	20,106	13,442	8,926	4,234
Enterprise	2,841	7,096	4,211	1,782	882
Other	-18	-275	-239	-63	-38

Total	24,168	113,295	77,726	49,591	23,289

EBIT (loss) by segment by quarter

	2023	2022
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	6,020	12,453	9,597	8,861	7,601
Cloud Software and Services	-942	673	-792	-733	-837
Enterprise	-1,712	-1,893	-1,456	-593	-531
Other	-320	-3,380	-234	-227	-1,489

Total	3,046	7,853	7,115	7,308	4,744

	2023	2022
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	6,020	38,512	26,059	16,462	7,601
Cloud Software and Services	-942	-1,689	-2,362	-1,570	-837
Enterprise	-1,712	-4,473	-2,580	-1,124	-531
Other	-320	-5,330	-1,950	-1,716	-1,489

Total	3,046	27,020	19,167	12,052	4,744

*)	Financial information by segment has been restated for the quarters 2022, where the divested IoT business in Q1 2023 has moved from segment Enterprise to segment Other.

29 Ericsson | First quarter report 2023	Accounting policies and Explanatory notes

Net sales by market area by quarter

	2023	2022
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	13,911	11,239	7,914	7,962	5,836
North East Asia	4,363	8,396	5,597	7,319	5,421
North America	16,927	25,301	26,517	22,849	20,727
Europe and Latin America 1) 2)	14,219	20,877	15,298	15,325	15,290
Middle East and Africa	4,186	7,379	5,668	5,223	4,301
Other 1) 2)	8,947	12,788	7,046	3,787	3,486

Total	62,553	85,980	68,040	62,465	55,061

1) Of which in Sweden	611	778	833	950	678
2) Of which in EU	8,205	10,495	8,242	8,511	8,611

	2023	2022
Sequential change, percent	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	24%	42%	-1%	36%	-32%
North East Asia	-48%	50%	-24%	35%	-45%
North America	-33%	-5%	16%	10%	-7%
Europe and Latin America 1) 2)	-32%	36%	0%	0%	-21%
Middle East and Africa	-43%	30%	9%	21%	-38%
Other 1) 2)	-30%	81%	86%	9%	-22%

Total	-27%	26%	9%	13%	-23%

1) Of which in Sweden	-21%	-7%	-12%	40%	-37%
2) Of which in EU	-22%	27%	-3%	-1%	-15%

	2023	2022
Year over year change, percent	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	138%	31%	23%	12%	-13%
North East Asia	-20%	-14%	-2%	3%	-16%
North America	-18%	14%	32%	27%	21%
Europe and Latin America 1) 2)	-7%	9%	6%	9%	21%
Middle East and Africa	-3%	6%	14%	17%	-2%
Other 1) 2)	157%	186%	53%	-12%	40%

Total	14%	21%	21%	14%	11%

1) Of which in Sweden	-10%	-28%	74%	135%	74%
2) Of which in EU	-5%	3%	17%	17%	27%

	2023	2022
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	13,911	32,951	21,712	13,798	5,836
North East Asia	4,363	26,733	18,337	12,740	5,421
North America	16,927	95,394	70,093	43,576	20,727
Europe and Latin America 1) 2)	14,219	66,790	45,913	30,615	15,290
Middle East and Africa	4,186	22,571	15,192	9,524	4,301
Other 1) 2)	8,947	27,107	14,319	7,273	3,486

Total	62,553	271,546	185,566	117,526	55,061

1) Of which in Sweden	611	3,239	2,461	1,628	678
2) Of which in EU	8,205	35,859	25,364	17,122	8,611

	2023	2022
Year to date, year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	138%	14%	7%	0%	-13%
North East Asia	-20%	-8%	-5%	-6%	-16%
North America	-18%	23%	27%	24%	21%
Europe and Latin America 1) 2)	-7%	11%	12%	15%	21%
Middle East and Africa	-3%	9%	10%	8%	-2%
Other 1) 2)	157%	71%	26%	7%	40%

Total	14%	17%	15%	12%	11%

1) Of which in Sweden	-10%	38%	94%	105%	74%
2) Of which in EU	-5%	15%	20%	22%	27%

30 Ericsson | First quarter report 2023	Accounting policies and Explanatory notes

Net sales by market area by segment

	Q1 2023
SEK million	Networks	Cloud Software and Services	Enterprise	Other	Total
South East Asia, Oceania and India	11,537	2,358	8	8	13,911
North East Asia	3,273	1,031	8	51	4,363
North America	14,030	2,850	38	9	16,927
Europe and Latin America	9,382	4,746	21	70	14,219
Middle East and Africa	2,105	1,969	104	8	4,186
Other1)	2,140	446	5,816	545	8,947

Total	42,467	13,400	5,995	691	62,553

Share of total	68%	21%	10%	1%	100%

1)	Includes primarily IPR licensing revenues and a major part of segment Enterprise.

	Q1 2023
Sequential change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total
South East Asia, Oceania and India	36%	-12%	14%	-79%	24%
North East Asia	-53%	-23%	167%	-23%	-48%
North America	-32%	-38%	73%	-65%	-33%
Europe and Latin America	-31%	-33%	-45%	-44%	-32%
Middle East and Africa	-43%	-44%	-21%	-33%	-43%
Other	-58%	-58%	-5%	-3%	-30%

Total	-28%	-34%	-5%	-17%	-27%

	Q1 2023
Year over year change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total
South East Asia, Oceania and India	195%	23%	300%	100%	138%
North East Asia	-28%	25%	300%	-6%	-20%
North America	-23%	14%	217%	-18%	-18%
Europe and Latin America	-12%	4%	24%	-23%	-7%
Middle East and Africa	-4%	-3%	44%	167%	-3%
Other	72%	78%	289%	9%	157%

Total	4%	11%	275%	4%	14%

31 Ericsson | First quarter report 2023	Accounting policies and Explanatory notes

Top 5 countries in sales

	Q1		Jan-Dec
Country, percentage of net sales1)	2023	2022	2022
United States	37%	39%	40%
India	11%	2%	4%
Philippines	5%	1%	1%
Japan	3%	3%	4%
United Kingdom	3%	4%	3%

1)	Based on Jan-Mar 2023. Includes IPR licensing revenues.

IPR licensing revenues by segment by quarter

	2023	2022
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	2,041	4,917	1,282	1,186	1,142
Cloud Software and Services	448	1,080	281	261	250

Total	2,489	5,997	1,563	1,447	1,392

	2023	2022
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	2,041	8,527	3,610	2,328	1,142
Cloud Software and Services	448	1,872	792	511	250

Total	2,489	10,399	4,402	2,839	1,392

Note 3 – Financial income and expenses, net

Financial income and expenses, net

	2023	2022
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Financial income	517	283	319	117	59
Financial expenses	-865	-757	-428	-452	-293
Net foreign exchange gains/losses	-569	—	-426	-424	-409

Total	-917	-474	-535	-759	-643

	2023	2022
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Financial income	517	778	495	176	59
Financial expenses	-865	-1,930	-1,173	-745	-293
Net foreign exchange gains/losses	-569	-1,259	-1,259	-833	-409

Total	-917	-2,411	-1,937	-1,402	-643

32 Ericsson | First quarter report 2023	Accounting policies and Explanatory notes

Note 4 – Provisions

Provisions

	2023	2022
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Opening balance	11,588	10,562	9,668	10,197	9,504
Additions 1)	1,699	4,304	351	547	1,583
Utilization	-2,463	-1,974	-533	-893	-1,173
Of which restructuring	-274	-150	-70	-51	-67
Reversal of excess amounts	-224	-1,034	-236	-316	-452
Reclassification, translation difference and other	-59	-270	1,312	133	735

Closing balance	10,541	11,588	10,562	9,668	10,197

Of which restructuring	1,096	668	595	579	604

	2023	2022
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	11,588	9,504	9,504	9,504	9,504
Additions1)	1,699	6,785	2,481	2,130	1,583
Utilization	-2,463	-4,573	-2,599	-2,066	-1,173
Of which restructuring	-274	-338	-188	-118	-67
Reversal of excess amounts	-224	-2,038	-1,004	-768	-452
Reclassification, translation difference and other	-59	1,910	2,180	868	735

Closing balance	10,541	11,588	10,562	9,668	10,197

Of which restructuring	1,096	668	595	579	604

1)

Q4 2022 includes a provision of SEK -2.3 billion in relation to a potential resolution with the United States Department of Justice regarding previously announced, non-criminal, alleged breaches under the deferred prosecution agreement (DPA), including estimated expenses for the extended compliance monitorship, noting that the Company, on March 2, 2023, entered into the DOJ Plea Agreement with the DOJ and agreed to pay a fine of approximately SEK 2.2 billion.

33 Ericsson | First quarter report 2023	Accounting policies and Explanatory notes

Note 5 – Financial risk management

Liquidity portfolios in some subsidiaries are now managed globally on a fair value basis, therefore deposits (cash equivalents) held in these portfolios are classified as fair value through P&L (previously classified as amortized costs). There have been no changes to the fair value hierarchy categorization from that presented in the latest Annual Report. Where Level 2 and Level 3 fair value hierarchies apply, the inputs and valuation methods used remained unchanged. The book values and fair values of financial instruments are as follows:

Financial instruments

SEK billion	Mar 31 2023				Dec 31 2022
	Fair value hierarchy level				Fair value hierarchy level
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Assets at fair value through profit or loss
Customer finance 1)	8.7	—	—	8.7	5.4	—	—	5.4
Interest-bearing securities	12.8	12.8	—	—	17.5	17.5	—	—
Cash equivalents 2)	14.6	—	14.6	—	15.7	—	15.7	—
Other financial assets	2.1	0.1	—	2.1	2.1	0.1	—	2.0
Other current assets	0.8	—	0.8	—	1.1	—	1.1	—
Assets at fair value through OCI
Trade receivables	50.2	—	—	50.2	48.4	—	—	48.4
Assets at amortized costs
Interest-bearing securities	0.4	—	—	—	0.4	—	—	—
Cash equivalents 2)	—	—	—	—	2.9	—	—	—
Other financial assets	0.6	—	—	—	0.6	—	—	—

Total financial assets	90.2				94.1

Financial liabilities at designated FVTPL
Parent company borrowings	-30.2	-17.3	-12.9	—	-29.6	-16.7	-12.9	—
Financial liabilities at FVTPL
Other current liabilities	-1.9	—	-1.9	—	-2.6	—	-2.6	—
Liabilities at amortized cost
Trade payables	-34.6	—	—	—	-38.4	—	—	—
Borrowings	-3.5	—	—	—	-3.3	—	—	—

Total financial liabilities	-70.2				-73.9

1)	Year to date movements of customer finance receivables are as follows: additions of SEK 10.7 billion, disposals and repayments of SEK 7.2 billion and revaluation loss of SEK 0.2 billion.
2)	Total Cash and cash equivalent is SEK 34.1 (38.3 on Dec 31, 2022) billion, of which SEK 14.6 (18.6 on Dec 31, 2022) billion relating to Cash equivalents are presented in the table above.

Exchange rates used in the consolidation

	Jan-Mar		Jan-Dec
	2023	2022	2022
SEK/EUR -closing rate	11.26	10.34	11.08
SEK/USD -closing rate	10.37	9.32	10.38

34 Ericsson | First quarter report 2023	Accounting policies and Explanatory notes

Note 6 – Cash flow

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2023	2022
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	954	1,502	1,104	1,053	818
Capitalized development expenses	575	717	414	301	288
IPR, brands and other intangible assets	2	120	2	2	2

Total	1,531	2,339	1,520	1,356	1,108

Depreciation, amortization and impairment losses
Property, plant and equipment	1,183	1,250	1,100	1,074	964
Capitalized development expenses	397	395	387	403	401
Goodwill, IPR, brands and other intangible assets	803	1,196	499	159	198
Right-of-use assets	709	694	652	588	583

Total	3,092	3,535	2,638	2,224	2,146

	2023	2022
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	954	4,477	2,975	1,871	818
Capitalized development expenses	575	1,720	1,003	589	288
IPR, brands and other intangible assets	2	126	6	4	2

Total	1,531	6,323	3,984	2,464	1,108

Depreciation, amortization and impairment losses
Property, plant and equipment	1,183	4,388	3,138	2,038	964
Capitalized development expenses	397	1,586	1,191	804	401
Goodwill, IPR, brands and other intangible assets	803	2,052	856	357	198
Right-of-use assets	709	2,517	1,823	1,171	583

Total	3,092	10,543	7,008	4,370	2,146

Note 7 – Contingent liabilities and Assets pledged as collateral

Contingent liabilities and Assets pledged as collateral

SEK million	Mar 31 2023	Dec 31 2022
Contingent liabilities	2,917	3,322
Assets pledged as collateral	7,877	7,226

35 Ericsson | First quarter report 2023	Accounting policies and Explanatory notes

Note 8 – Share information

Number of shares and earnings per share

	Q1		Jan-Dec
	2023	2022	2022
Number of shares, end of period (million)	3,334	3,334	3,334
Of which class A-shares (million)	262	262	262
Of which class B-shares (million)	3,072	3,072	3,072
Number of treasury shares, end of period (million)	4	4	4
Number of shares outstanding, basic, end of period (million)	3,330	3,330	3,330
Numbers of shares outstanding, diluted, end of period (million)	3,334	3,333	3,334
Average number of treasury shares (million)	4	4	4
Average number of shares outstanding, basic (million)	3,330	3,330	3,330
Average number of shares outstanding, diluted (million)1)	3,334	3,333	3,334
Earnings per share, basic (SEK)2)	0.46	0.88	5.62
Earnings per share, diluted (SEK)1)	0.45	0.88	5.62

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Based on net income attributable to owners of the Parent Company.

The proposed dividend of SEK 2.70 per share was approved by the AGM on March 29, 2023. The first of two equal dividend payouts were made in the first week of April 2023. The second payout will be in October 2023.

Note 9 – Employee information

Number of employees

	2023	2022
End of period	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
South East Asia, Oceania and India	27,981	27,761	26,844	26,127	26,255
North East Asia	13,136	13,207	13,219	13,077	12,999
North America	11,765	11,993	11,706	10,501	10,327
Europe and Latin America 1)	47,500	48,023	48,144	47,240	46,994
Middle East and Africa	4,549	4,545	4,577	4,514	4,492

Total	104,931	105,529	104,490	101,459	101,067

1) Of which in Sweden	14,384	14,481	14,444	14,564	14,195

36 Ericsson | First quarter report 2023	Accounting policies and Explanatory notes

Alternative performance measures (unaudited)

In this section, the Company presents its Alternative Performance Measures (APMs), which are not recognized measures of financial performance under IFRS. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APM’s should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS.

This section also includes a reconciliation of the APMs to the most directly reconcilable line items in the financial statements. For more information about non-IFRS key operating measures, see Ericsson Annual Report 2022.

37 Ericsson | First quarter report 2023	Accounting policies and Explanatory notes

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named organic sales.

	2023	2022
Isolated quarters, year over year change	Q1	Q4	Q3	Q2	Q1
Reported net sales	62,553	85,980	68,040	62,465	55,061
Acquired business	-3,894	-4,090	-2,925	—	—
Net FX impact	-3,596	-9,489	-7,437	-5,034	-4,008
Comparable net sales, excluding FX impact	55,063	72,401	57,678	57,431	51,053
Comparable quarter net sales adj. for acq/div business	55,061	71,332	56,263	54,941	49,778
Sales growth adjusted for comparable units and currency (%)	0%	1%	3%	5%	3%

	2023	2022
Year to date, year over year change	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported net sales	62,553	271,546	185,566	117,526	55,061
Acquired business	-3,894	-7,015	-2,925	—	—
Net FX impact	-3,596	-25,968	-16,479	-9,042	-4,008
Comparable net sales, excluding FX impact	55,063	238,563	166,162	108,484	51,053
Comparable quarter net sales adj. for acq/div business	55,061	232,314	160,982	104,719	49,778
Sales growth adjusted for comparable units and currency (%)	0%	3%	3%	4%	3%

38 Ericsson | First quarter report 2023	Alternative performance measures

Items excluding restructuring charges

Gross income, operating expenses, and EBIT are presented excluding restructuring charges and, for certain measures, as a percentage of net sales.

	2023	2022
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Gross income	24,168	35,569	28,135	26,302	23,289
Net sales	62,553	85,980	68,040	62,465	55,061
Gross margin (%)	38.6%	41.4%	41.4%	42.1%	42.3%
Gross income	24,168	35,569	28,135	26,302	23,289
Restructuring charges included in cost of sales	746	96	55	42	2
Gross income excluding restructuring charges	24,914	35,665	28,190	26,344	23,291
Net sales	62,553	85,980	68,040	62,465	55,061
Gross margin excluding restructuring charges (%)	39.8%	41.5%	41.4%	42.2%	42.3%
Operating expenses	-21,139	-24,909	-21,283	-19,365	-17,473
Restructuring charges included in R&D expenses	91	10	7	4	33
Restructuring charges included in selling and administrative expenses	143	122	19	3	6
Operating expenses excluding restructuring charges	-20,905	-24,777	-21,257	-19,358	-17,434
EBIT	3,046	7,853	7,115	7,308	4,744
Net sales	62,553	85,980	68,040	62,465	55,061
EBIT margin (%)	4.9%	9.1%	10.5%	11.7%	8.6%
EBIT	3,046	7,853	7,115	7,308	4,744
Total restructuring charges	980	228	81	49	41
EBIT excluding restructuring charges	4,026	8,081	7,196	7,357	4,785
Net sales	62,553	85,980	68,040	62,465	55,061
EBIT margin excluding restructuring charges (%)	6.4%	9.4%	10.6%	11.8%	8.7%

	2023	2022
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	24,168	113,295	77,726	49,591	23,289
Net sales	62,553	271,546	185,566	117,526	55,061
Gross margin (%)	38.6%	41.7%	41.9%	42.2%	42.3%
Gross income	24,168	113,295	77,726	49,591	23,289
Restructuring charges included in cost of sales	746	195	99	44	2
Gross income excluding restructuring charges	24,914	113,490	77,825	49,635	23,291
Net sales	62,553	271,546	185,566	117,526	55,061
Gross margin excluding restructuring charges (%)	39.8%	41.8%	41.9%	42.2%	42.3%
Operating expenses	-21,139	-83,030	-58,121	-36,838	-17,473
Restructuring charges included in R&D expenses	91	54	44	37	33
Restructuring charges included in selling and administrative expenses	143	150	28	9	6
Operating expenses excluding restructuring charges	-20,905	-82,826	-58,049	-36,792	-17,434
EBIT	3,046	27,020	19,167	12,052	4,744
Net sales	62,553	271,546	185,566	117,526	55,061
EBIT margin (%)	4.9%	10.0%	10.3%	10.3%	8.6%
EBIT	3,046	27,020	19,167	12,052	4,744
Total restructuring charges	980	399	171	90	41
EBIT excluding restructuring charges	4,026	27,419	19,338	12,142	4,785
Net sales	62,553	271,546	185,566	117,526	55,061
EBIT margin excluding restructuring charges (%)	6.4%	10.1%	10.4%	10.3%	8.7%

39 Ericsson | First quarter report 2023	Alternative performance measures

EBITA and EBITA margin / EBITA and EBITA margin excluding restructuring charges

Earnings before interest, taxes, amortizations and write-downs of acquired intangibles also expressed as a percentage of net sales.

EBITA excluding restructuring charges also expressed as a percentage of net sales.

	2023	2022
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net income	1,575	6,190	5,360	4,650	2,912
Income tax	554	1,189	1,220	1,899	1,189
Financial income and expenses, net	917	474	535	759	643
Amortizations and write-downs of acquired intangibles 1)	802	1,196	498	158	199
EBITA	3,848	9,049	7,613	7,466	4,943
Net sales	62,553	85,980	68,040	62,465	55,061
EBITA margin (%)	6.2%	10.5%	11.2%	12.0%	9.0%
Restructuring charges	980	228	81	49	41
EBITA excluding restructuring charges	4,828	9,277	7,694	7,515	4,984
EBITA margin excluding restructuring charges (%)	7.7%	10.8%	11.3%	12.0%	9.1%

1)	Of which segment Enterprise 767 in Q1 2023, 1,062 in Q4 2022, 447 in Q3 2022, 107 in Q2 2022 and 117 in Q1 2022.

	2023	2022
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income	1,575	19,112	12,922	7,562	2,912
Income tax	554	5,497	4,308	3,088	1,189
Financial income and expenses, net	917	2,411	1,937	1,402	643
Amortizations and write-downs of acquired intangibles 1)	802	2,051	855	357	199
EBITA	3,848	29,071	20,022	12,409	4,943
Net sales	62,553	271,546	185,566	117,526	55,061
EBITA margin (%)	6.2%	10.7%	10.8%	10.6%	9.0%
Restructuring charges	980	399	171	90	41
EBITA excluding restructuring charges	4,828	29,470	20,193	12,499	4,984
EBITA margin excluding restructuring charges (%)	7.7%	10.9%	10.9%	10.6%	9.1%

1)	Of which segment Enterprise 767 in Jan-Mar 2023, 1,733 in Jan-Dec 2022, 674 in Jan-Sep 2022, 224 in Jan-Jun 2022 and 117 in Jan-Mar 2022.

Additionally, Ericsson provides forward-looking targets for EBITA margin excluding restructuring charges and free cash flow before M&A, which are non-IFRS financial measures. Ericsson has not provided quantitative reconciliation of these targets to the most directly comparable IFRS measures because certain information needed to reconcile these non-IFRS financial measures to the most comparable IFRS financial measures are dependent on specific items or impacts that are not yet determined, are subject to incarcerating and variability in timing and amount due to their nature, are outside of Ericsson’s control or cannot be predicted, including items and impacts such as currency exchange rate changes, acquisitions and disposals, and charges such as impairments or acquisition related charges. Accordingly, reconciliation of these non-IFRS forward-looking financial measures to the most directly comparable IFRS financial measures are not available without unreasonable efforts. Such unavailable reconciling items could significantly impact our results of operations and financial condition.

Rolling four quarters of net sales and EBIT margin excluding restructuring charges (%)

Net sales, EBIT margin and restructuring charges as a sum of last four quarters.

	2023	2022
Rolling four quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net sales	279,038	271,546	256,898	245,121	237,597
EBIT	25,322	27,020	31,028	32,748	31,263
Restructuring charges	1,338	399	634	558	513
EBIT excl.restr. charges	26,660	27,419	31,662	33,306	31,776
EBIT margin excl.restr. charges (%)	9.6%	10.1%	12.3%	13.6%	13.4%

40 Ericsson | First quarter report 2023	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2023	2022
SEK million	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	34,133	38,349	36,749	93,618	76,856
+ Interest-bearing securities, current	9,259	8,736	6,640	3,715	12,292
+ Interest-bearing securities, non-current	3,925	9,164	2,423	3,061	15,022
Gross cash, end of period	47,317	56,249	45,812	100,394	104,170
-Borrowings, current	11,577	5,984	5,437	3,686	10,403
-Borrowings, non-current	22,167	26,946	26,994	26,363	28,599
Net cash, end of period	13,573	23,319	13,381	70,345	65,168

Capital employed

Total assets less non-interest-bearing provisions and liabilities (which includes non-current provisions, deferred tax liabilities, contract liabilities, other non-current liabilities, current provisions, trade payables, current tax liabilities and other current liabilities).

	2023	2022
SEK million	Q1	Q4	Q3	Q2	Q1
Total assets	345,658	349,537	361,166	332,453	323,935
Non-interest-bearing provisions and liabilities
Provisions, non-current	4,119	3,959	4,511	4,020	4,498
Deferred tax liabilities	4,986	4,784	8,025	1,250	1,012
Other non-current liabilities	716	745	791	762	1,070
Provisions, current	6,422	7,629	6,051	5,648	5,699
Contract liabilities	47,916	42,251	41,105	41,547	39,875
Trade payables	34,554	38,437	40,864	39,539	35,316
Current tax liabilities	2,478	2,640	5,008	6,703	5,701
Other current liabilities	49,064	46,193	50,554	40,346	41,919
Capital employed	195,403	202,899	204,257	192,638	188,845

Capital turnover

Annualized net sales divided by average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2023	2022
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net sales	62,553	85,980	68,040	62,465	55,061
Annualized net sales	250,212	343,920	272,160	249,860	220,244
Average capital employed
Capital employed at beginning of period	202,899	204,257	192,638	188,845	184,283
Capital employed at end of period	195,403	202,899	204,257	192,638	188,845
Average capital employed	199,151	203,578	198,448	190,742	186,564
Capital turnover (times)	1.3	1.7	1.4	1.3	1.2

	2023	2022
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net sales	62,553	271,546	185,566	117,526	55,061
Annualized net sales	250,212	271,546	247,421	235,052	220,244
Average capital employed
Capital employed at beginning of period	202,899	184,283	184,283	184,283	184,283
Capital employed at end of period	195,403	202,899	204,257	192,638	188,845
Average capital employed	199,151	193,591	194,270	188,461	186,564
Capital turnover (times)	1.3	1.4	1.3	1.2	1.2

41 Ericsson | First quarter report 2023	Alternative performance measures

Return on capital employed

The annualized total of EBIT as a percentage of average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2023	2022
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
EBIT	3,046	7,853	7,115	7,308	4,744
Annualized EBIT	12,184	31,412	28,460	29,232	18,976
Average capital employed
Capital employed at beginning of period	202,899	204,257	192,638	188,845	184,283
Capital employed at end of period	195,403	202,899	204,257	192,638	188,845
Average capital employed	199,151	203,578	198,448	190,742	186,564
Return on capital employed (%)	6.1%	15.4%	14.3%	15.3%	10.2%

	2023	2022
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
EBIT	3,046	27,020	19,167	12,052	4,744
Annualized EBIT	12,184	27,020	25,556	24,104	18,976
Average capital employed
Capital employed at beginning of period	202,899	184,283	184,283	184,283	184,283
Capital employed at end of period	195,403	202,899	204,257	192,638	188,845
Average capital employed	199,151	193,591	194,270	188,461	186,564
Return on capital employed (%)	6.1%	14.0%	13.2%	12.8%	10.2%

Equity ratio

Equity expressed as a percentage of total assets.

	2023	2022
SEK million	Q1	Q4	Q3	Q2	Q1
Total equity	125,832	133,304	136,820	127,799	109,879
Total assets	345,658	349,537	361,166	332,453	323,935
Equity ratio (%)	36.4%	38.1%	37.9%	38.4%	33.9%

Return on equity

Annualized net income attributable to owners of the Parent Company as a percentage of average stockholders’ equity.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2023	2022
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net income attributable to owners of the Parent Company	1,516	6,066	5,214	4,504	2,940
Annualized	6,064	24,264	20,856	18,016	11,760
Average stockholders’ equity
Stockholders’ equity, beginning of period	134,814	138,607	129,620	111,701	108,775
Stockholders’ equity, end of period	127,396	134,814	138,607	129,620	111,701
Average stockholders’ equity	131,105	136,711	134,114	120,661	110,238
Return on equity (%)	4.6%	17.7%	15.6%	14.9%	10.7%

	2023	2022
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income attributable to owners of the Parent Company	1,516	18,724	12,658	7,444	2,940
Annualized	6,064	18,724	16,877	14,888	11,760
Average stockholders’ equity
Stockholders’ equity, beginning of period	134,814	108,775	108,775	108,775	108,775
Stockholders’ equity, end of period	127,396	134,814	138,607	129,620	111,701
Average stockholders’ equity	131,105	121,795	123,691	119,198	110,238
Return on equity (%)	4.6%	15.4%	13.6%	12.5%	10.7%

42 Ericsson | First quarter report 2023	Alternative performance measures

Adjusted earnings per share

Earnings (loss) per share (EPS), diluted, excluding amortizations and write-downs of acquired intangible assets and excluding restructuring charges.

	2023	2022
Isolated quarters, SEK	Q1	Q4	Q3	Q2	Q1
Earnings per share, diluted	0.45	1.82	1.56	1.35	0.88
Restructuring charges	0.24	0.05	0.02	0.01	0.01
Amortizations and write-downs of acquired intangibles	0.18	0.26	0.12	0.03	0.05
Adjusted earnings per share	0.87	2.13	1.70	1.39	0.94

	2023	2022
Year to date, SEK	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Earnings per share, diluted	0.45	5.62	3.80	2.23	0.88
Restructuring charges	0.24	0.09	0.04	0.02	0.01
Amortizations and write-downs of acquired intangibles	0.18	0.45	0.19	0.08	0.05
Adjusted earnings per share	0.87	6.16	4.03	2.33	0.94

Free cash flow before M&A / Free cash flow after M&A

Free cash flow before M&A: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities (excluding M&A).

Free cash flow after M&A: Cash flow from operating activities less net capital expenditures, other investments, repayment of lease liabilities and, acquisitions/divestments of subsidiaries and other operations, net.

	2023	2022
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	-5,825	19,895	4,651	6,287	30
Net capital expenditures and other investments (excl M&A)
Investments in property, plant and equipment	-954	-1,502	-1,104	-1,053	-818
Sales of property, plant and equipment	33	76	74	61	38
Product development	-575	-717	-414	-301	-288
Other investments 1)	-2	-121	-1	23	-27
Repayment of lease liabilities	-693	-765	-658	-577	-593
Free cash flow before M&A	-8,016	16,866	2,548	4,440	-1,658
Acquisitions/ divestments of subs and other operations, net	-844	-445	-51,412	123	46
Free cash flow after M&A	-8,860	16,421	-48,864	4,563	-1,612

	2023	2022
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	-5,825	30,863	10,968	6,317	30
Net capital expenditures and other investments (excl M&A)
Investments in property, plant and equipment	-954	-4,477	-2,975	-1,871	-818
Sales of property, plant and equipment	33	249	173	99	38
Product development	-575	-1,720	-1,003	-589	-288
Other investments 1)	-2	-126	-5	-4	-27
Repayment of lease liabilities	-693	-2,593	-1,828	-1,170	-593
Free cash flow before M&A	-8,016	22,196	5,330	2,782	-1,658
Acquisitions/ divestments of subs and other operations, net	-844	-51,688	-51,243	169	46
Free cash flow after M&A	-8,860	-29,492	-45,913	2,951	-1,612

1)

Other investments is part of the line item Other investing activities in the Consolidated cash flow statement. The differences are movements in other interest-bearing assets and the cash flow hedge reserve gain, which are not to be part of the definition of Free cash flow.

43 Ericsson | First quarter report 2023	Alternative performance measures

Sales growth by segment adjusted for comparable units and currency*)

	2023	2022
Isolated quarter, year over year change, percent	Q1	Q4	Q3	Q2	Q1
Networks	-2%	1%	4%	—	—
Cloud Software and Services	5%	2%	-5%	—	—
Enterprise	19%	15%	21%	—	—
Other	0%	10%	-1%	—	—

Total	0%	1%	3%	5%	3%

	2023	2022
Year to date, year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-2%	4%	5%	—	—
Cloud Software and Services	5%	-1%	-3%	—	—
Enterprise	19%	16%	17%	—	—
Other	0%	3%	0%	—	—

Total	0%	3%	3%	4%	3%

*)	Sales growth by segment adjusted for comparable units and currency has not been restated by segment for the first two quarters of 2022 due to the re-organization in 2022.

Sales growth by market area adjusted for comparable units and currency

	2023	2022
Isolated quarter, year over year change, percent	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	132%	21%	13%	6%	-17%
North East Asia	-19%	-16%	-6%	-1%	-20%
North America	-26%	-7%	9%	12%	9%
Europe and Latin America	-12%	0%	0%	4%	15%
Middle East and Africa	-8%	-4%	3%	8%	-9%
Other	28%	60%	-21%	-24%	31%

Total	0%	1%	3%	5%	3%

	2023	2022
Year to date, year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	132%	7%	1%	-5%	-17%
North East Asia	-19%	-11%	-9%	-10%	-20%
North America	-26%	5%	10%	10%	9%
Europe and Latin America	-12%	4%	6%	9%	15%
Middle East and Africa	-8%	-1%	1%	0%	-9%
Other	28%	9%	-11%	-4%	31%

Total	0%	3%	3%	4%	3%

44 Ericsson | First quarter report 2023	Alternative performance measures

Gross margin by segment by quarter

	2023	2022
Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	39.7%	44.4%	44.4%	45.1%	44.7%
Cloud Software and Services	33.4%	33.0%	31.8%	33.5%	35.0%
Enterprise	47.4%	45.7%	48.8%	52.8%	55.2%
Other	-2.6%	-4.3%	-25.2%	-3.3%	-5.7%

Total	38.6%	41.4%	41.4%	42.1%	42.3%

	2023	2022
Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	39.7%	44.6%	44.7%	44.9%	44.7%
Cloud Software and Services	33.4%	33.2%	33.3%	34.2%	35.0%
Enterprise	47.4%	48.6%	50.8%	54.0%	55.2%
Other	-2.6%	-9.3%	-11.2%	-4.4%	-5.7%

Total	38.6%	41.7%	41.9%	42.2%	42.3%

EBIT margin by segment by quarter

	2023	2022
Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	14.2%	21.2%	19.9%	19.3%	18.7%
Cloud Software and Services	-7.0%	3.3%	-5.6%	-5.2%	-6.9%
Enterprise	-28.6%	-30.0%	-29.2%	-34.8%	-33.2%
Other	-46.3%	-407.2%	-33.5%	-29.7%	-224.6%

Total	4.9%	9.1%	10.5%	11.7%	8.6%

	2023	2022
Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	14.2%	19.9%	19.3%	19.0%	18.7%
Cloud Software and Services	-7.0%	-2.8%	-5.9%	-6.0%	-6.9%
Enterprise	-28.6%	-30.6%	-31.1%	-34.0%	-33.2%
Other	-46.3%	-180.3%	-91.7%	-120.2%	-224.6%

Total	4.9%	10.0%	10.3%	10.3%	8.6%

45 Ericsson | First quarter report 2023	Alternative performance measures

Restructuring charges by function

	2023	2022
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Cost of sales	-746	-96	-55	-42	-2
Research and development expenses	-91	-10	-7	-4	-33
Selling and administrative expenses	-143	-122	-19	-3	-6

Total	-980	-228	-81	-49	-41

	2023	2022
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-746	-195	-99	-44	-2
Research and development expenses	-91	-54	-44	-37	-33
Selling and administrative expenses	-143	-150	-28	-9	-6

Total	-980	-399	-171	-90	-41

Restructuring charges by segment

	2023	2022
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	-404	-65	-26	-45	-10
of which cost of sales	-367	-69	-3	-44	-10
of which operating expenses	-37	4	-23	-1	0
Cloud Software and Services	-500	-16	-55	0	-25
of which cost of sales	-367	1	-52	2	8
of which operating expenses	-133	-17	-3	-2	-33
Enterprise	-89	-60	0	-4	-1
of which cost of sales	-12	0	0	0	0
of which operating expenses	-77	-60	0	-4	-1
Other	13	-87	0	0	-5
of which cost of sales	0	-28	0	0	0
of which operating expenses	13	-59	0	0	-5

Total	-980	-228	-81	-49	-41

	2023	2022
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-404	-146	-81	-55	-10
of which cost of sales	-367	-126	-57	-54	-10
of which operating expenses	-37	-20	-24	-1	0
Cloud Software and Services	-500	-96	-80	-25	-25
of which cost of sales	-367	-41	-42	10	8
of which operating expenses	-133	-55	-38	-35	-33
Enterprise	-89	-65	-5	-5	-1
of which cost of sales	-12	0	0	0	0
of which operating expenses	-77	-65	-5	-5	-1
Other	13	-92	-5	-5	-5
of which cost of sales	0	-28	0	0	0
of which operating expenses	13	-64	-5	-5	-5

Total	-980	-399	-171	-90	-41

46 Ericsson | First quarter report 2023	Alternative performance measures

Gross income and gross margin excluding restructuring charges by segment

	2023	2022
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	17,236	26,125	21,369	20,779	18,221
Cloud Software and Services	4,843	6,663	4,568	4,690	4,226
Enterprise	2,853	2,885	2,429	900	882
Other	-18	-8	-176	-25	-38

Total	24,914	35,665	28,190	26,344	23,291

	2023	2022
Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	40.6%	44.6%	44.4%	45.2%	44.8%
Cloud Software and Services	36.1%	33.0%	32.1%	33.5%	35.0%
Enterprise	47.6%	45.7%	48.8%	52.8%	55.2%
Other	-2.6%	-1.0%	-25.2%	-3.3%	-5.7%

Total	39.8%	41.5%	41.4%	42.2%	42.3%

	2023	2022
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	17,236	86,494	60,369	39,000	18,221
Cloud Software and Services	4,843	20,147	13,484	8,916	4,226
Enterprise	2,853	7,096	4,211	1,782	882
Other	-18	-247	-239	-63	-38

Total	24,914	113,490	77,825	49,635	23,291

	2023	2022
Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	40.6%	44.7%	44.8%	45.0%	44.8%
Cloud Software and Services	36.1%	33.3%	33.4%	34.2%	35.0%
Enterprise	47.6%	48.6%	50.8%	54.0%	55.2%
Other	-2.6%	-8.4%	-11.2%	-4.4%	-5.7%

Total	39.8%	41.8%	41.9%	42.2%	42.3%

47 Ericsson | First quarter report 2023	Alternative performance measures

EBIT and EBIT margin excluding restructuring charges by segment

	2023	2022
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	6,424	12,518	9,623	8,906	7,611
Cloud Software and Services	-442	689	-737	-733	-812
Enterprise	-1,623	-1,833	-1,456	-589	-530
Other	-333	-3,293	-234	-227	-1,484

Total	4,026	8,081	7,196	7,357	4,785

	2023	2022
Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	15.1%	21.4%	20.0%	19.4%	18.7%
Cloud Software and Services	-3.3%	3.4%	-5.2%	-5.2%	-6.7%
Enterprise	-27.1%	-29.0%	-29.2%	-34.6%	-33.1%
Other	-48.2%	-396.7%	-33.5%	-29.7%	-223.8%

Total	6.4%	9.4%	10.6%	11.8%	8.7%

	2023	2022
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	6,424	38,658	26,140	16,517	7,611
Cloud Software and Services	-442	-1,593	-2,282	-1,545	-812
Enterprise	-1,623	-4,408	-2,575	-1,119	-530
Other	-333	-5,238	-1,945	-1,711	-1,484

Total	4,026	27,419	19,338	12,142	4,785

	2023	2022
Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	15.1%	20.0%	19.4%	19.1%	18.7%
Cloud Software and Services	-3.3%	-2.6%	-5.7%	-5.9%	-6.7%
Enterprise	-27.1%	-30.2%	-31.1%	-33.9%	-33.1%
Other	-48.2%	-177.1%	-91.4%	-119.8%	-223.8%

Total	6.4%	10.1%	10.4%	10.3%	8.7%

Rolling four quarters of net sales by segment

	2023	2022
Rolling four quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	195,223	193,468	185,939	178,383	172,276
Cloud Software and Services	61,837	60,524	58,269	57,666	56,601
Enterprise *	18,993	14,597	—	—	—
Other *	2,985	2,957	—	—	—

Total	279,038	271,546	256,898	245,121	237,597

*)	Rolling four quarters of net sales by segment for segments Enterprise and Other have not been restated for the first three quarters of 2022.

Rolling four quarters of EBIT margin excluding restructuring charges by segment (%)

	2023	2022
Rolling four quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	19.2%	20.0%	20.5%	21.4%	22.0%
Cloud Software and Services	-2.0%	-2.6%	-2.6%	-2.2%	-2.9%
Enterprise *	-29.0%	-30.2%	—	—	—
Other *	-136.9%	-177.1%	—	—	—

Total	9.6%	10.1%	12.3%	13.6%	13.4%

*)	Rolling four quarters of EBIT margin excluding restructuring charges by segment for segment Enterprise and segment Other have not been restated for the first three quarters of 2022.

48 Ericsson | First quarter report 2023	Alternative performance measures

EBITA and EBITA margin by segment by quarter

	2023	2022
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	6,042	12,555	9,624	8,889	7,629
Cloud Software and Services	-929	695	-769	-710	-783
Enterprise	-945	-831	-1,009	-486	-414
Other	-320	-3,370	-233	-227	-1,489

Total	3,848	9,049	7,613	7,466	4,943

	2023	2022
Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	14.2%	21.4%	20.0%	19.3%	18.7%
Cloud Software and Services	-6.9%	3.4%	-5.4%	-5.1%	-6.5%
Enterprise	-15.8%	-13.2%	-20.3%	-28.5%	-25.9%
Other	-46.3%	-406.0%	-33.3%	-29.7%	-224.6%

Total	6.2%	10.5%	11.2%	12.0%	9.0%

	2023	2022
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	6,042	38,697	26,142	16,518	7,629
Cloud Software and Services	-929	-1,567	-2,262	-1,493	-783
Enterprise	-945	-2,740	-1,909	-900	-414
Other	-320	-5,319	-1,949	-1,716	-1,489

Total	3,848	29,071	20,022	12,409	4,943

	2023	2022
Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	14.2%	20.0%	19.4%	19.1%	18.7%
Cloud Software and Services	-6.9%	-2.6%	-5.6%	-5.7%	-6.5%
Enterprise	-15.8%	-18.8%	-23.0%	-27.3%	-25.9%
Other	-46.3%	-179.9%	-91.6%	-120.2%	-224.6%

Total	6.2%	10.7%	10.8%	10.6%	9.0%

49 Ericsson | First quarter report 2023	Alternative performance measures

EBITA and EBITA margin excluding restructuring charges by segment

	2023	2022
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	6,446	12,620	9,650	8,934	7,639
Cloud Software and Services	-429	711	-714	-710	-758
Enterprise	-856	-771	-1,009	-482	-413
Other	-333	-3,283	-233	-227	-1,484

Total	4,828	9,277	7,694	7,515	4,984

	2023	2022
Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	15.2%	21.5%	20.0%	19.4%	18.8%
Cloud Software and Services	-3.2%	3.5%	-5.0%	-5.1%	-6.3%
Enterprise	-14.3%	-12.2%	-20.3%	-28.3%	-25.8%
Other	-48.2%	-395.5%	-33.3%	-29.7%	-223.8%

Total	7.7%	10.8%	11.3%	12.0%	9.1%

	2023	2022
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	6,446	38,843	26,223	16,573	7,639
Cloud Software and Services	-429	-1,471	-2,182	-1,468	-758
Enterprise	-856	-2,675	-1,904	-895	-413
Other	-333	-5,227	-1,944	-1,711	-1,484

Total	4,828	29,470	20,193	12,499	4,984

	2023	2022
Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	15.2%	20.1%	19.4%	19.1%	18.8%
Cloud Software and Services	-3.2%	-2.4%	-5.4%	-5.6%	-6.3%
Enterprise	-14.3%	-18.3%	-23.0%	-27.1%	-25.8%
Other	-48.2%	-176.8%	-91.4%	-119.8%	-223.8%

Total	7.7%	10.9%	10.9%	10.6%	9.1%

Other ratios

	Q1		Jan-Dec
	2023	2022	2022
Days sales outstanding	84	92	61
Inventory turnover days	109	110	93
Payable days	87	102	85

50 Ericsson | First quarter report 2023	Alternative performance measures